

Filed Pursuant to Rule 424(b)(2)
Registration Statement No. 333-211718

Pricing Supplement dated October 29, 2018 to the
Product Prospectus Supplement MLN-EI-1 dated June 30, 2016 and
Prospectus Dated June 30, 2016

The Toronto-Dominion Bank

$2,578,000
Autocallable Contingent Interest Barrier Notes with Daily Barrier Observation Linked to the Least Performing of the Russell 2000® Index and the S&P 500® Index Due January 31, 2020

The Toronto-Dominion Bank ("TD" or "we") has offered the Autocallable Contingent Interest Barrier Notes with Daily Barrier Observation (the "Notes") linked to the least performing of the Russell 2000® Index and the S&P 500® Index (each, a "Reference Asset" and together, the "Reference Assets").

The Notes will pay a Contingent Interest Payment on a Contingent Interest Payment Date (including the Maturity Date) at a per annum rate of 10.00% (the "Contingent Interest Rate") only if, on the related Contingent Interest Observation Date, the Closing Value of each Reference Asset is greater than or equal to its Contingent Interest Barrier Value, which is equal to 70.00% of its Initial Value. The Notes will be automatically called if, on any Call Observation Date, the Closing Value of each Reference Asset is greater than or equal to its Call Threshold Value. If the Notes are automatically called, on the first following Contingent Interest Payment Date (the "Call Payment Date"), we will pay a cash payment per Note equal to the Principal Amount, plus any Contingent Interest Payment otherwise due. No further amounts will be owed under the Notes. If the Notes are not automatically called, the amount we pay at maturity, in addition to any Contingent Interest Payment otherwise due, if anything, will depend on the Closing Value of each Reference Asset on its Final Valuation Date (each, its "Final Value") and whether or not a Barrier Event has occurred. A Barrier Event is deemed to have occurred if the Closing Level of any Reference Asset is less than its Barrier Value, which is equal to 70.00% of its Initial Value, on any Trading Day from, but excluding the Pricing Date, to, and including, the Final Valuation Date. The payment at maturity will be calculated as follows:

- If a Barrier Event does not occur:

  the Principal Amount of $1,000

- If a Barrier Event occurs and the Final Value of each Reference Asset is greater than or equal to its Initial Value:

  the Principal Amount of $1,000

- If a Barrier Event occurs and the Final Value of any Reference Asset is less than its Initial Value:

  the sum of (1) $1,000 plus (2) the product of (i) $1,000 times (ii) the Least Performing Percentage Change

In this scenario, investors will suffer a loss on their initial investment that is proportionate to the Reference Asset with the lowest percentage change from its Initial Value to its Final Value (the "Least Performing Reference Asset") over the term of the Notes. Specifically, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Value of the Least Performing Reference Asset is less than its Initial Value, and may lose the entire Principal Amount. Any payments on the Notes are subject to our credit risk.

The Notes do not guarantee the payment of any Contingent Interest Payments or the return of the Principal Amount. Investors are exposed to the market risk of each Reference Asset on each Trading Day (including each Contingent Interest Observation Date and the Final Valuation Date) during the term of the Notes and any decline in the value of one Reference Asset will not be offset or mitigated by a lesser decline or potential increase in the value of any other Reference Asset. If a Barrier Event occurs and the Final Value of any Reference Asset is less than its Initial Value, investors may lose up to their entire investment in the Notes.

The Notes are unsecured and are not savings accounts or insured deposits of a bank. The Notes are not insured or guaranteed by the Canada Deposit Insurance Corporation, the U.S. Federal Deposit Insurance Corporation or any other governmental agency or instrumentality of Canada or the United States. The Notes will not be listed or displayed on any securities exchange or electronic communications network.

The Notes have complex features and investing in the Notes involves a number of risks. See "Additional Risk Factors" beginning on page P-8 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 in the product prospectus supplement MLN-EI-1 dated June 30, 2016 (the "product prospectus supplement") and "Risk Factors" on page 1 of the prospectus dated June 30, 2016 (the "prospectus").

Neither the Securities and Exchange Commission (the "SEC") nor any state securities commission has approved or disapproved of these Notes or determined that this pricing supplement, the product prospectus supplement or the prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We will deliver the Notes in book-entry only form through the facilities of The Depository Trust Company on November 1, 2018 against payment in immediately available funds.

The estimated value of your Notes at the time the terms of your Notes were set on the Pricing Date is $973.00 per Note, as discussed further under "Additional Risk Factors — Estimated Value" beginning on page P-10 and "Additional Information Regarding the Estimated Value of the Notes" on page P-30 of this pricing supplement. The estimated value is expected to be less than the public offering price of the Notes.

	Public Offering Price[1]	Underwriting Discount[2]	Proceeds to TD
Per Note	$1,000.00	$5.00	$995.00
Total	$2,578,000.00	$12,890.00	$2,565,110.00

The public offering price, underwriting discount and proceeds to TD listed above relate to the Notes we issue initially. We may decide to sell additional Notes after the date of this pricing supplement, at public offering prices and with underwriting discounts and proceeds to TD that differ from the amounts set forth above. The return (whether positive or negative) on your investment in the Notes will depend in part on the public offering price you pay for such Notes.

[1] Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $995.00 (99.50%) per $1,000.00 Principal Amount of the Notes.

[2] TD Securities (USA) LLC ("TDS") will receive a commission of $5.00 (0.50%) per $1,000.00 principal amount of the Notes and may use all or a portion of that commission to allow selling concessions to other dealers in connection with the distribution of the Notes, or has offered the Notes directly to investors. TDS may resell the Notes to other securities dealers at the Principal Amount less a concession not in excess of $5.00 per Note. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes. See "Supplemental Plan of Distribution (Conflicts of Interest)" on page P-29 of this pricing supplement.

Summary

The information in this "Summary" section is qualified by the more detailed information set forth in this pricing supplement, the product prospectus supplement and the prospectus.

Issuer:	TD
Issue:	Senior Debt Securities, Series E
Type of Note:	Autocallable Contingent Interest Barrier Notes with Daily Barrier Observation
Term:	Approximately 15 months, subject to an automatic call
Reference Assets:	The Russell 2000® Index (Bloomberg ticker: RTY, the "RTY") and the S&P 500® Index (Bloomberg ticker: SPX, the "SPX")
CUSIP / ISIN:	89114QRY6 / US89114QRY60
Agent:	TDS
Currency:	U.S. Dollars
Minimum Investment:	$1,000 and minimum denominations of $1,000 in excess thereof
Principal Amount:	$1,000 per Note
Pricing Date:	October 29, 2018
Issue Date:	November 1, 2018, which is three Business Days following the Pricing Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), trades in the secondary market generally are required to settle in two Business Days ("T+2"), unless the parties to a trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes in the secondary market on any date prior to two Business Days before delivery of the Notes will be required, by virtue of the fact that each Note initially will settle in three Business Days ("T+3"), to specify alternative settlement arrangements to prevent a failed settlement of the secondary market trade.
Final Valuation Date:	The final Contingent Interest Observation Date, as described below under "Contingent Interest Observation Dates" and as described under "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement.
Maturity Date:	January 31, 2020, the second business day following the Final Valuation Date, subject to postponement as described below under "Contingent Interest Observation Dates" and as described under "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement or, if such day is not a Business Day, the next following Business Day.
Call Feature:	If the Closing Value of each Reference Asset on any Call Observation Date is greater than or equal to its Call Threshold Value, we will automatically call the Notes and, on the related Call Payment Date, will pay you a cash payment equal to the Principal Amount, plus any Contingent Interest Payment otherwise due. No further amounts will be owed to you under the Notes.

Call Threshold Value:	With respect to the RTY, 1,477.306 (100.00% of its Initial Value).
	With respect to the SPX, 2,641.25 (100.00% of its Initial Value).
	Each Call Threshold Value is subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement.
Call Observation Dates:	The 29th calendar day of each January, April, July and October, commencing on January 29, 2019 and ending on October 29, 2019, or, if such day is not a Trading Day, the next following Trading Day. If a Market Disruption Event occurs or is continuing with respect to a Reference Asset on any Call Observation Date, the Call Observation Date for the affected Reference Asset will be postponed until the next Trading Day on which no Market Disruption Event occurs or is continuing for that Reference Asset. In no event, however, will any Call Observation Date for any Reference Asset be postponed by more than ten Trading Days. If the determination of the Closing Value of a Reference Asset for any Call Observation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Value of such Reference Asset will be determined. In such an event, the Calculation Agent will estimate the Closing Value that would have prevailed in the absence of the Market Disruption Event. For the avoidance of doubt, if on any Call Observation Date, no Market Disruption Event is occurring with respect to a particular Reference Asset, the Call Observation Date for such Reference Asset will be made on the originally scheduled Observation Date irrespective of the occurrence of a Market Disruption event with respect to another Reference Asset.
Call Payment Date:	If the Notes are subject to an automatic call, the Call Payment Date will be the Contingent Interest Payment Date immediately following the relevant Call Observation Date, subject to postponement as described above under "Call Observation Dates" if the related Call Observation Date is postponed or, if such day is not a Business Day, the next following Business Day.
Contingent Interest Payment:	If the Closing Value of each Reference Asset is greater than or equal to its Contingent Interest Barrier Value on any Contingent Interest Observation Date, a Contingent Interest Payment will be paid to you on the corresponding Contingent Interest Payment Date, in an amount equal to:
	Principal Amount x Contingent Interest Rate x 1/4
	If the Closing Value of any Reference Asset is less than its Contingent Interest Barrier Value on any Contingent Interest Observation Date, you will receive no Contingent Interest Payment on the corresponding Contingent Interest Payment Date.
	Contingent Interest Payments on the Notes are not guaranteed. You will not receive a Contingent Interest Payment on a Contingent Interest Payment Date if the Closing Value of any Reference Asset on the related Contingent Interest Observation Date is less than its Contingent Interest Barrier Value.
Contingent Interest Rate:	10.00% per annum.
Contingent Interest Barrier Value:	With respect to the RTY, 1,034.114 (70.00% of its Initial Value).
	With respect to the SPX, 1,848.875 (70.00% of its Initial Value).
	Each Contingent Interest Barrier Value is subject to adjustment as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement.

Contingent Interest Observation Dates:	The 29th calendar day of each January, April, July and October, commencing on January 29, 2019 and ending on January 29, 2020 (the "Final Valuation Date"), or, if such day is not a Trading Day, the next following Trading Day. If a Market Disruption Event occurs or is continuing with respect to a Reference Asset on any Contingent Interest Observation Date for any Reference Asset, the Contingent Interest Observation Date for the affected Reference Asset will be postponed until the next Trading Day on which no Market Disruption Event occurs or is continuing for that Reference Asset. In no event, however, will any Contingent Interest Observation Date for any Reference Asset be postponed by more than ten Trading Days. If the determination of the Closing Value of a Reference Asset for any Contingent Interest Observation Date is postponed to the last possible day, but a Market Disruption Event occurs or is continuing on that day, that day will nevertheless be the date on which the Closing Value of such Reference Asset will be determined. In such an event, the Calculation Agent will estimate the Closing Value that would have prevailed in the absence of the Market Disruption Event. For the avoidance of doubt, if on any Contingent Interest Observation Date, no Market Disruption Event is occurring with respect to a particular Reference Asset, the Contingent Interest Observation Date for such Reference Asset will be made on the originally scheduled Observation Date irrespective of the occurrence of a Market Disruption event with respect to another Reference Asset.
Contingent Interest Payment Dates:	With respect to each Contingent Interest Observation Date, the second Business Day following the relevant Contingent Interest Observation Date, subject to postponement as described above under "— Contingent Interest Observation Dates" if the related Contingent Interest Observation Date is postponed or, if such day is not a Business Day, the next following Business Day.
Payment at Maturity:	If the Notes are not automatically called, on the Maturity Date, in addition to any Contingent Interest Payment otherwise due, we will pay a cash payment, if anything, per Note equal to:
	If a Barrier Event does not occur:
	Principal Amount of $1,000.
	If a Barrier Event occurs and the Final Value of each Reference Asset is greater than or equal to its Initial Value:
	Principal Amount of $1,000.
	If a Barrier Event occurs and the Final Value of any Reference Asset is less than its Initial Value:
	$1,000 + $1,000 x Least Performing Percentage Change.
Percentage Change:	For each Reference Asset, the Percentage Change is the quotient, expressed as a percentage, of the following formula:
	$$\frac{\text{Final Value} - \text{Initial Value}}{\text{Initial Value}}$$
Initial Value:	With respect to the RTY, 1,477.306.
	With respect to the SPX, 2,641.25.
	In each case equal to its Closing Value on the Pricing Date, as determined by the Calculation Agent and subject to adjustment, as described under "General Terms of the Notes— Anti-Dilution Adjustments" in the product prospectus supplement.
Closing Value:	For each Reference Asset, the Closing Value will be the official closing value published by its sponsor, as provided under "Information Regarding the Reference Asset" herein (its "Index Sponsor") or any "successor index" (as defined in the Index product prospectus supplement) on any Trading Day for such Reference Asset.
Final Value:	For each Reference Asset, the Closing Value of such Reference Asset on its Final Valuation Date.
Barrier Value:	With respect to the RTY, 1,034.114 (70.00% of its Initial Value).
	With respect to the SPX, 1,848.875 (70.00% of its Initial Value).

Barrier Event:	A Barrier Event is deemed to have occurred if the Closing Level of any Reference Asset is less than its Barrier Value on any Trading Day during the Monitoring Period.

In this case, you will be exposed to any decline in the level of the Least Performing Reference Asset from the Pricing Date to the Final Valuation Date. |
| **Least Performing Reference Asset:** | The Reference Asset with the lowest Percentage Change as compared to the Percentage Change of any other Reference Asset. |
| **Least Performing Percentage Change:** | The Percentage Change of the Least Performing Reference Asset. |
| **Monitoring Period:** | Each Trading Day from but excluding the Pricing Date to and including the Final Valuation Date.

If a market disruption event occurs or is continuing on any Trading Day during the Monitoring Period, the Closing Level of the affected Reference Asset for that Trading Day will equal the Closing Level of that Reference Asset on the next Trading Day on which no Market Disruption Event occurs or is continuing for that Reference Asset. |
Trading Day:	For each Reference Asset, a Trading Day means a day on which (1) the NYSE and the NASDAQ Stock Market, or their successors, are scheduled to be open for trading and (2) such Reference Asset or any successor thereto is calculated and published by its Index Sponsor.
Business Day:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday that is neither a legal holiday nor a day on which banking institutions are authorized or required by law to close in New York City or Toronto.
U.S. Tax Treatment:	By purchasing the Notes, you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to treat the Notes, for U.S. federal income tax purposes, as pre-paid derivative contracts with respect to the Reference Assets. Pursuant to this approach, it is likely that any Contingent Interest Payment that you receive should be included in ordinary income at the time you receive the payment or when it accrues, depending on your regular method of accounting for U.S. federal income tax purposes. Based on certain factual representations received from us, in the opinion of our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, it is reasonable to treat the Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further herein under "Supplemental Discussion of U.S. Federal Income Tax Consequences" beginning on page P-27 and in the product prospectus supplement under "Supplemental Discussion of U.S. Federal Income Tax Consequences".
Canadian Tax Treatment:	Please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences," which applies to the Notes.
Record Date:	The Business Day preceding the relevant Contingent Interest Payment Date, provided that if you sell the Notes in the secondary market on a Contingent Interest Observation Date, assuming standard T+2 settlement, the purchaser of the Notes shall be deemed to be the record holder as of the applicable record date and, therefore, you will not be entitled to any payment attributable to that date.
Calculation Agent:	TD
Listing:	The Notes will not be listed or displayed on any securities exchange or electronic communications network.

Clearance and Settlement:	DTC global (including through its indirect participants Euroclear and Clearstream, Luxembourg as described under "Forms of the Debt Securities" and "Book-Entry Procedures and Settlement" in the prospectus).
Canadian Bail-in:	The Notes are not bail-inable notes under the Canada Deposit Insurance Corporation Act.

Additional Terms of Your Notes

You should read this pricing supplement together with the prospectus, as supplemented by the product prospectus supplement MLN-EI-1 (the "product prospectus supplement"), relating to our Senior Debt Securities, Series E, of which these Notes are a part. Capitalized terms used but not defined in this pricing supplement will have the meanings given to them in the product prospectus supplement. In the event of any conflict the following hierarchy will govern: first, this pricing supplement; second, the product prospectus supplement; and last, the prospectus. ***The Notes vary from the terms described in the product prospectus supplement in several important ways. You should read this pricing supplement carefully.***

This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in "Additional Risk Factors" beginning on page P-8 of this pricing supplement, "Additional Risk Factors Specific to the Notes" beginning on page PS-5 of the product prospectus supplement and "Risk Factors" on page 1 of the prospectus, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes. You may access these documents on the SEC website at www.sec.gov as follows (or if that address has changed, by reviewing our filings for the relevant date on the SEC website):

- Prospectus dated June 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000119312516638441/d162493d424b3.htm

- Product Prospectus Supplement MLN-EI-1 dated July 30, 2016:
  https://www.sec.gov/Archives/edgar/data/947263/000089109216015847/e70323_424b2.htm

Our Central Index Key, or CIK, on the SEC website is 0000947263. Alternatively, The Toronto-Dominion Bank, any Agent or any dealer participating in this offering will arrange to send you the product prospectus supplement and the prospectus if you so request by calling 1-855-303-3234. As used in this pricing supplement, the "Bank," "we," "us," or "our" refers to The Toronto-Dominion Bank and its subsidiaries.

We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes, in which case we may reject your offer to purchase.

Additional Risk Factors

The Notes involve risks not associated with an investment in conventional debt securities. This section describes the most significant risks relating to the terms of the Notes. For additional information as to these and other risks, please see "Additional Risk Factors Specific to the Notes" in the product prospectus supplement and the prospectus.

You should carefully consider whether the Notes are suited to your particular circumstances before you decide to purchase them. Accordingly, prospective investors should consult their investment, legal, tax, accounting and other advisors as to the risks entailed by an investment in the Notes and the suitability of the Notes in light of their particular circumstances.

Your Investment in the Notes May Result in a Loss.

The Notes do not guarantee the return of the Principal Amount and investors may lose up to their entire investment in the Notes. Specifically, if the Notes are not automatically called a Barrier Event occurs, meaning the Closing Value of a Reference Asset was less than its Barrier Value on a Trading Day during the Monitoring Period, investors will lose 1% of the Principal Amount of the Notes for each 1% that the Final Value of the Least Performing Reference Asset is less than its Initial Value, and may lose the entire Principal Amount.

You Will Not Receive Any Contingent Interest Payment for Any Contingent Interest Payment Date If the Closing Value of Any Reference Asset on the Corresponding Contingent Interest Observation Date Is Less Than its Contingent Interest Barrier Value.

You will not receive a Contingent Interest Payment on a Contingent Interest Payment Date if the Closing Value of any Reference Asset on the related Contingent Interest Observation Date is less than its Contingent Interest Barrier Value. If the Closing Value of any Reference Asset is less than its Contingent Interest Barrier Value on each Contingent Interest Observation Date over the term of the Notes, you will not receive any Contingent Interest Payments, and you will not receive a positive return on your Notes. Generally, this non-payment of any Contingent Interest Payment will coincide with a greater risk of principal loss on your Notes.

The Potential Positive Return on the Notes Is Limited to the Contingent Interest Payments Paid on the Notes, If Any, Regardless of Any Appreciation of Any Reference Asset.

The potential positive return on the Notes is limited to any Contingent Interest Payments paid, meaning any positive return on the Notes will be composed solely by the sum of any Contingent Interest Payments paid over the life of the Notes. Therefore, if the appreciation of any Reference Asset exceeds the sum of any Contingent Interest Payments actually paid on the Notes, the return on the Notes will be less than the return would be if you made a hypothetical direct investment in such Reference Asset, a security directly linked to the positive performance of such Reference Asset or an investment in the stocks and other assets comprising the Reference Asset (the "Reference Asset Constituents").

Your Return May Be Lower than the Return on a Conventional Debt Security of Comparable Maturity.

The return that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. The Notes do not provide for fixed interest payments and you may not receive any Contingent Interest Payments over the term of the Notes. Even if you do receive one or more Contingent Interest Payments and your return on the Notes is positive, your return may be less than the return you would earn if you bought a conventional senior interest bearing debt security of the Bank with the same maturity date or if you made a hypothetical direct investment in any of the Reference Assets or Reference Asset Constituents. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money.

The Notes May Be Automatically Called Prior to the Maturity Date And Are Subject to Reinvestment Risk.

If your Notes are automatically called, no further payments will be owed to you under the Notes after the applicable Call Payment Date. Therefore, because the Notes could be called as early as the first potential Call Payment Date, the holding period could be limited. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes at a comparable return for a similar level of risk in the event the Notes are automatically called prior to the Maturity Date. Furthermore, to the extent you are able to reinvest such proceeds in an investment with a comparable return for a similar level of risk, you may incur transaction costs such as dealer discounts and hedging costs built into the price of the new notes.

Investors Are Exposed to the Market Risk of Each Reference Asset on Each Trading Day during the Monitoring Period.

Your return on the Notes is not linked to a basket consisting of the Reference Assets. Rather, it will be contingent upon the performance of each Reference Asset. Unlike an instrument with a return linked to a basket of indices, common stocks or other underlying securities, in which risk is mitigated and diversified among all of the components of the basket, you will be exposed equally to the risks related to each Reference Asset on each Trading Day during the Monitoring Period, including on each Contingent Interest Observation Date (and the Final Valuation Date). Poor performance by any Reference Asset over the term of the Notes will negatively affect your return and will not be offset or mitigated by a positive performance by any other Reference Asset. For instance, you may receive a negative return equal to the Least Performing Percentage Change if a Barrier Event occurs on any Trading Day during the Monitoring Period (including the Final Valuation Date) and the Final Value of any Reference Asset is less than its Initial Level on its Final Valuation Date, even if the Percentage Change of another Reference Asset is positive or has not declined as much. Accordingly, you are subject to the market risk of each Reference Asset on each Trading Day during the Monitoring Period and may lose some or all of your Principal Amount if a

Barrier Event has occurred and the Final Value of any Reference Asset is less than its Initial Level. Therefore, your investment is subject to the market risk of each Reference Asset.

Because the Notes are Linked to the Least Performing Reference Asset, You Are Exposed to a Greater Risk of a Barrier Event Occurring on each Trading Day during the Monitoring Period, no Contingent Interest Payments, and Losing Some or All of Your Initial Investment at Maturity than if the Notes Were Linked to a Single Reference Asset.

The risk that (i) a Barrier Event will have occurred on any Trading Day during the Monitoring Period, (ii) you will not receive any Contingent Interest Payments and (iii) that you will lose some or all of your initial investment in the Notes is greater if you invest in the Notes than the risk of investing in substantially similar securities that are linked to the performance of only one Reference Asset. With more Reference Assets, it is more likely that the Closing Value or Final Value of any Reference Asset will be less than its Barrier Value on any Trading Day during the Monitoring Period or less than its Contingent Interest Barrier Value on any Contingent Interest Observation Date (including the Final Valuation Date) than if the Notes were linked to a single Reference Asset.

In addition, the lower the correlation is between the performance of a pair of Reference Assets, the more likely it is that one of the Reference Assets will decline in value to a Closing Value or Final Value, as applicable, that is less than its Barrier Value on any Trading Day during the Monitoring Period, Contingent Interest Barrier Value on any Contingent Interest Observation Date or less than its Initial Value on the Final Valuation Date. Although the correlation of the Reference Assets' performance may change over the term of the Notes, the economic terms of the Notes, including the Barrier Value, Contingent Interest Rate and Contingent Interest Barrier Value are determined, in part, based on the correlation of the Reference Assets' performance calculated using our internal models at the time when the terms of the Notes are finalized. All things being equal, a higher Contingent Interest Rate and lower Contingent Interest Barrier Values and Barrier Values are generally associated with lower correlation of the Reference Assets. Therefore, if the performance of a pair of Reference Assets is not correlated to each other or is negatively correlated, the risk that you will not receive any Contingent Interest Payments or that the Closing Value of any Reference Asset is less than its Barrier Value on any Trading Day during the Monitoring Period will occur is even greater despite a lower Barrier Value and Contingent Interest Barrier Value. Therefore, it is more likely that you will not receive any Contingent Interest Payments, a Barrier Event will occur and that you will lose some or all of your initial investment at maturity.

Investors Are Subject to TD's Credit Risk, and TD's Credit Ratings and Credit Spreads May Adversely Affect the Market Value of the Notes.

Although the return on the Notes will be based on the performance of the Least Performing Reference Asset, the payment of any amount due on the Notes is subject to TD's credit risk. The Notes are TD's senior unsecured debt obligations. Investors are dependent on TD's ability to pay all amounts due on the Notes and, therefore, investors are subject to the credit risk of TD and to changes in the market's view of TD's creditworthiness. Any decrease in TD's credit ratings or increase in the credit spreads charged by the market for taking TD's credit risk is likely to adversely affect the market value of the Notes. If TD becomes unable to meet its financial obligations as they become due, investors may not receive any amounts due under the terms of the Notes.

The Agent Discount, Offering Expenses and Certain Hedging Costs Are Likely to Adversely Affect Secondary Market Prices.

Assuming no changes in market conditions or any other relevant factors, the price, if any, at which you may be able to sell the Notes will likely be lower than the public offering price. The public offering price includes, and any price quoted to you is likely to exclude, any underwriting discount paid in connection with the initial distribution, offering expenses as well as the cost of hedging our obligations under the Notes. In addition, any such price is also likely to reflect dealer discounts, mark-ups and other transaction costs, such as a discount to account for costs associated with establishing or unwinding any related hedge transaction.

There May Not Be an Active Trading Market for the Notes — Sales in the Secondary Market May Result in Significant Losses.

There may be little or no secondary market for the Notes. The Notes will not be listed or displayed on any securities exchange or electronic communications network. The Agent may make a market for the Notes; however, it is not required to do so and may stop any market-making activities at any time. Even if a secondary market for the Notes develops, it may not provide significant liquidity or trade at prices advantageous to you. We expect that transaction costs in any secondary market would be high. As a result, the difference between bid and ask prices for your Notes in any secondary market could be substantial.

If you sell your Notes before the Maturity Date, you may have to do so at a substantial discount from the public offering price irrespective of the value of the then-current least performing Reference Asset, and as a result, you may suffer substantial losses.

The Amounts Payable on the Notes Are Linked to the Value of the Least Performing Reference Asset on Each Contingent Interest Observation Date (Including the Final Valuation Date and Call Observation Dates).

Any payments on the Notes will be based on the Closing Value of the Least Performing Reference Asset only on each Contingent Interest Observation Date and Call Observation Date. Even if the market value of the Least Performing Reference Asset appreciates prior to the relevant Contingent Interest Observation Date but then drops on that day to a Closing Value that is less than its Contingent Interest Barrier Value, you will not receive any Contingent Interest Payment on the corresponding Contingent Interest Payment Date. Similarly, while the Closing Value of each Reference Asset is observed on each Trading Day during the Monitoring Period for purposes of determining if a Barrier Event has occurred, the actual Payment at Maturity may be significantly less than it would have been had the Notes been linked to the Closing Value of the Least Performing Reference Asset on a date other than the Final Valuation Date, and may be zero. Although the actual values of the Reference Assets at other times during the term of the Notes may be higher than the values on one or more Contingent Interest Observation Dates, any Contingent Interest Payments on the Notes and the Payment at

Maturity will be based solely on the Closing Value of the Least Performing Reference Asset on the applicable Contingent Interest Observation Date (including the Final Valuation Date).

The Contingent Interest Rate Will Reflect In Part the Volatility of each Reference Asset and May Not Be Sufficient to Compensate You for the Risk of Loss at Maturity.

Generally, the higher the Reference Assets' volatility, the more likely it is that the Closing Value of each Reference Asset could be less than its Initial Value or its Contingent Interest Barrier Value on a Contingent Interest Observation Date or its Barrier Value on any Trading Day during the Monitoring Period, including the Final Valuation Date. Volatility means the magnitude and frequency of changes in the values of the Reference Assets. This greater risk will generally be reflected in a higher Contingent Interest Rate for the Notes than the interest rate payable on our conventional debt securities with a comparable term. However, while the Contingent Interest Rate is set on the Pricing Date, the Reference Assets' volatility can change significantly over the term of the Notes, and may increase. The value of any Reference Asset could fall sharply on any Trading Day during the Monitoring Period, including any Contingent Interest Observation Date, resulting in few or no Contingent Interest Payments and increased risk of being exposed to the Least Performing Reference Asset on the Final Valuation Date, which could result in the loss of some or all of your Principal Amount.

There Are Market Risks Associated with each Reference Asset.

The value of each Reference Asset can rise or fall sharply due to factors specific to such Reference Asset, the Reference Asset Constituents and their issuers (the "Reference Asset Constituent Issuers"), such as stock price volatility, earnings, financial conditions, corporate, industry and regulatory developments, management changes and decisions and other events, as well as general market factors, such as general stock and commodity market volatility and levels, interest rates and economic and political conditions. You, as an investor in the Notes, should make your own investigation into the Reference Assets for your Notes. For additional information, see "Information Regarding the Reference Assets" in this pricing supplement.

Trading and Business Activities by the Bank or its Affiliates May Adversely Affect the Market Value of the Notes.

We and our affiliates may hedge our obligations under the Notes by purchasing securities, futures, options or other derivative instruments with returns linked or related to changes in the values of the Reference Assets or one or more Reference Asset Constituents, and we may adjust these hedges by, among other things, purchasing or selling securities, futures, options or other derivative instruments at any time. It is possible that we or one or more of our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or one or more of our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the Reference Assets or one or more Reference Asset Constituents.

These trading activities may present a conflict between the holders' interest in the Notes and the interests we and our affiliates will have in our or their proprietary accounts, in facilitating transactions, including options and other derivatives transactions, for our or their customers' accounts and in accounts under our or their management. These trading activities could be adverse to the interests of the holders of the Notes.

We, the Agent and our respective affiliates may, at present or in the future, engage in business with one or more Reference Asset Constituent Issuers, including making loans to or providing advisory services to those companies. These services could include investment banking and merger and acquisition advisory services. These business activities may present a conflict between our, the Agent's and our affiliates' obligations, and your interests as a holder of the Notes. Moreover, we, the Agent or our affiliates may have published, and in the future expect to publish, research reports with respect to the Reference Asset or one or more Reference Asset Constituents. This research is modified from time to time without notice and may express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any of these activities by us or one or more of our affiliates or the Agents or their affiliates may affect the value of a Reference Asset or one or more Reference Asset Constituents and, therefore, the market value of the Notes and any payments on the Notes.

Estimated Value

The Estimated Value of Your Notes Is Lower Than the Public Offering Price of Your Notes.

The estimated value of your Notes is lower than the public offering price of your Notes. The difference between the public offering price of your Notes and the estimated value of the Notes reflects costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes. Because hedging our obligations entails risks and may be influenced by market forces beyond our control, this hedging may result in a profit that is more or less than expected, or a loss.

The Estimated Value of Your Notes Is Based on Our Internal Funding Rate.

The estimated value of your Notes is determined by reference to our internal funding rate. The internal funding rate used in the determination of the estimated value of the Notes generally represents a discount from the credit spreads for our conventional fixed-rate debt securities and the borrowing rate we would pay for its conventional fixed-rate debt securities. This discount is based on, among other things, our view of the funding value of the Notes as well as the higher issuance, operational and ongoing liability management costs of the Notes in comparison to those costs for our conventional fixed-rate debt, as well as estimated financing costs of any hedge positions, taking into account regulatory and internal requirements. If the interest rate implied by the credit spreads for our conventional fixed-rate debt securities, or the borrowing rate we would pay for our conventional fixed-rate debt securities were to be used, we would expect the economic terms of the Notes to be more favorable to you. Additionally, assuming all other economic terms are held constant, the use of an internal funding rate for the Notes is expected to increase the estimated value of the Notes at any time.

The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions.

The estimated value of your Notes is based on our internal pricing models when the terms of the Notes are set, which take into account a number of variables, such as our internal funding rate on the Pricing Date, and are based on a number of subjective assumptions, which are not evaluated or verified on an independent basis and may or may not materialize. Further, our pricing models may be different from other financial institutions' pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially lower than the estimated value of the Notes determined by reference to our internal pricing models. In addition, market conditions and other relevant factors in the future may change, and any assumptions may prove to be incorrect.

The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, If Any, and Such Secondary Market Prices, If Any, Will Likely be Lower Than the Public Offering Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes.

The estimated value of the Notes is not a prediction of the prices at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time, if any, will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than the estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs and expected profits associated with selling and structuring the Notes, as well as hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the public offering price of your Notes. As a result, the price at which the Agent, other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the Maturity Date could result in a substantial loss to you.

The Temporary Price at Which the Agent May Initially Buy the Notes in the Secondary Market May Not Be Indicative of Future Prices of Your Notes.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market (if the Agent makes a market in the Notes, which it is not obligated to do) may exceed the estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Issue Date of the Notes, as discussed further under "Additional Information Regarding the Estimated Value of the Notes." The price at which the Agent may initially buy or sell the Notes in the secondary market may not be indicative of future prices of your Notes.

If the Values of any Reference Asset Changes, the Market Value of Your Notes May Not Change in the Same Manner.

Your Notes may trade quite differently from the performance of any of the Reference Assets. Changes in the value of any Reference Asset may not result in a comparable change in the market value of your Notes. Even if the Closing Value of each Reference Asset remains equal to or greater than its Barrier Value and its Contingent Interest Barrier Value or increases greater than its Initial Value during the life of the Notes, the market value of your Notes may not increase by the same amount and could decline.

We Have No Affiliation with Any Index Sponsor and Will Not Be Responsible for Any Actions Taken by any Index Sponsor.

No Index Sponsor is an affiliate of ours and no such entity will be involved in the offering of the Notes in any way. Consequently, we have no control over the actions of any Index Sponsor, including any actions of the type that would require the Calculation Agent to adjust any amounts payable on the Notes. No Index Sponsor has any obligation of any sort with respect to the Notes. Thus, no Index Sponsor has any obligation to take your interests into consideration for any reason, including in taking any actions that might affect the value of the applicable Reference Asset or the Notes. Except pursuant to any license agreement with an Index Sponsor and specified in "Information About the Reference Asset" below, none of the proceeds from the issuance of the Notes will be delivered to any Index Sponsor.

There Are Potential Conflicts of Interest Between You and the Calculation Agent.

The Calculation Agent will, among other things, determine whether a Barrier Event has occurred on any Trading Day during the Monitoring Period, whether a Contingent Interest Payment is payable on any Contingent Interest Payment Date and the Payment at Maturity on the Notes. We will serve as the Calculation Agent but may appoint a different Calculation Agent after the Issue Date without notice to you. The Calculation Agent will exercise its judgment when performing its functions and may take into consideration our ability to unwind any related hedges. Since this discretion by the Calculation Agent may affect payments on the Notes, the Calculation Agent may have a conflict of interest if it needs to make any such decision. For example, the Calculation Agent may have to determine whether a Market Disruption Event affecting a Reference Asset has occurred, and make certain adjustments to the Reference Asset if certain events occur. This determination may, in turn, depend on the Calculation Agent's judgment whether the event has materially interfered with our ability or the ability of one of our affiliates to unwind our hedge positions. Since this determination by the Calculation Agent will affect the payment on the Notes, the Calculation Agent may have a conflict of interest if it needs to make a determination of this kind. For additional information as to the Calculation Agent's role, see "General Terms of the Notes—Role of Calculation Agent" in the product prospectus supplement.

The Reference Assets Reflect Price Return, not Total Return.

The return on your Notes is based on the performance of the Reference Assets, which reflect the changes in the market prices of their respective Reference Asset Constituents. They are not, however, linked to a "total return" index or strategy, which, in addition to reflecting those price returns, would also reflect dividends paid on the Reference Asset Constituents. The return on your Notes will not include such a total return feature or dividend component.

The Notes are subject to small-capitalization stock risks.

The Notes are subject to risks associated with small-capitalization companies because the RTY is comprised of Reference Asset Constituents that are considered small-capitalization companies. These companies often have greater stock price volatility, lower trading volume and less liquidity than large-capitalization companies and therefore the RTY may be more volatile than an index in which a greater percentage of the Reference Asset Constituents are issued by large-capitalization companies. Stock prices of small-capitalization companies are also more vulnerable than those of large-capitalization companies to adverse business and economic developments, and the stocks of small-capitalization companies may be thinly traded. In addition, small-capitalization companies are typically less stable financially than large-capitalization companies and may depend on a small number of key personnel, making them more vulnerable to loss of personnel. Small-capitalization companies are often given less analyst coverage and may be in early, and less predictable, periods of their corporate existences. Such companies tend to have smaller revenues, less diverse product lines, smaller shares of their product or service markets, fewer financial resources and less competitive strengths than large-capitalization companies and are more susceptible to adverse developments related to their products.

Each Trading Day During the Monitoring Period, including Each Contingent Interest Observation Date (and the Final Valuation Date), Call Observation Date and Their Related Payment Dates, is Subject to Market Disruption Events and Adjustments.

Each Trading Day during the Monitoring Period, including each Contingent Interest Observation Date (and the Final Valuation Date), Call Observation Date and their related payment dates (and the Maturity Date), is subject to postponement as described in the product prospectus supplement due to the occurrence of one of more market disruption events. For a description of what constitutes a market disruption event as well as the consequences of that market disruption event, see "General Terms of the Notes—Market Disruption Events" in the product prospectus supplement. A market disruption event for a particular Reference Asset will not constitute a market disruption event for any other Reference Asset.

Significant Aspects of the Tax Treatment of the Notes Are Uncertain.

The U.S. tax treatment of the Notes is uncertain. Please read carefully the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, and the section entitled "Supplemental Discussion of U.S. Federal Income Tax Consequences" below. You should consult your tax advisor about your tax situation.

For a more complete discussion of the Canadian federal income tax consequences of investing in the Notes, please see the discussion in the product prospectus supplement under "Supplemental Discussion of Canadian Tax Consequences." If you are not a Non-resident Holder (as that term is defined in the prospectus) for Canadian federal income tax purposes or if you acquire the Notes in the secondary market, you should consult your tax advisors as to the consequences of acquiring, holding and disposing of the Notes and receiving the payments that might be due under the Notes.

Hypothetical Returns

The examples set out below are included for illustration purposes only and are hypothetical examples only; amounts below may have been rounded for ease of analysis. The Closing Values and Percentage Changes of the Reference Assets used to illustrate the calculation of whether a Contingent Interest Payment is payable on a Contingent Interest Payment Date and the Payment at Maturity are not estimates or forecasts of the Initial Value, the Closing Value, the Final Value or the value of any Reference Asset on any Trading Day prior to the Maturity Date. All examples assume hypothetical Initial Values of 1,500.00 and 2,500.00, Call Threshold Values of 1,500.00 and 2,500.00 (each 100.00% of the applicable hypothetical Initial Value), Contingent Interest Barrier Values of 1,050.00 and 1,750.00, respectively (each 70.00% of the applicable hypothetical Initial Value), Barrier Values of 1,050.00 and 1,750.00, respectively (each 70.00% of the applicable hypothetical Initial Value), a Contingent Interest Payment of $25.00 per Note (reflecting the Contingent Interest Rate of 10.00% per annum), a Monitoring Period beginning on but excluding the Pricing Date to and including the Final Valuation Date, that a holder purchased Notes with a Principal Amount of $1,000 and that no Market Disruption Event occurs on any Trading Day during the Monitoring Period (including any Call Observation Date or Contingent Interest Observation Date). The actual terms of the notes are indicated on the cover hereof.

Example 1 — **A Barrier Event Does Not Occur, the Closing Value of Each Reference Asset is Greater than or Equal to its Call Threshold Value and Contingent Interest Barrier Value on the First Call Observation Date and The Notes Are Automatically Called.**

Contingent Interest and Call Observation Date	Closing Values	Payment (per Note)
First	Reference Asset A: 1,550.00 (**greater than or equal to** its Call Threshold Value and Contingent Interest Barrier Value) Reference Asset B: 2,550.00 (**greater than or equal to** its Call Threshold Value and Contingent Interest Barrier Value)	$1,000 (Principal Amount) + $25.00 (Contingent Interest Payment) $1,025.00 (Total Payment upon Automatic Call)

If on the first Call Observation Date, the Closing Value of each Reference Asset is greater than or equal to its Call Threshold Value, and a Barrier Event has not occurred, the Notes will be automatically called and, on the Call Payment Date, we will pay you a cash payment equal to $1,025.00 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment, a return of 2.50% per Note. No further amounts will be owed under the Notes.

Example 2 — **A Barrier Event Occurs, the Closing Value of Each Reference Asset is Greater than or Equal to its Call Threshold Value and Contingent Interest Barrier Value on the Fourth Call Observation Date and The Notes Are Automatically Called.**

Contingent Interest and Call Observation Date	Closing Value	Payment (per Note)
First through Third	Reference Asset A: Various (all **greater than or equal to** its Contingent Interest Barrier Value; **less than** its Call Threshold Value) Reference Asset B: Various (all **greater than or equal to** its Contingent Interest Barrier Value; **less than** its Call Threshold Value)	$75.00 (Aggregate Contingent Interest Payments)
Fourth	Reference Asset A: 1,700.00 (**greater than** its Call Threshold Value and Contingent Interest Barrier Value) Reference Asset B: 2,650.00 (**greater than** its Call Threshold Value and Contingent Interest Barrier Value)	$1,000 (Principal Amount) + $25.00 (Contingent Interest Payment) $1,025.00 (Total Payment on Maturity Date)

Even though a Barrier Event occurs, because on the fourth Contingent Interest Observation Date and fourth Call Observation Date, the Closing Value of each Reference Asset is greater than or equal to its Call Threshold Value, the Notes will be automatically called and, on the Call Payment Date, we will pay you a cash payment equal to $1,025.00 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment. When added to the Contingent Interest Payments of $75.00 paid in respect of the prior Contingent Interest Payment Dates, the Bank will have paid you a total of $1,100.00 per Note, a return of 10.00% per Note. No further amounts will be owed under the Notes.

Example 3 — **A Barrier Event Does Not Occur, the Closing Value of Each Reference Asset is Greater than or Equal to its Contingent Interest Barrier Value on Each of the Contingent Interest Observation Dates and the Final Value of each Reference Asset is greater than or equal to its Contingent Interest Barrier Value.**

Contingent Interest and Call Observation Date	Closing Value	Payment (per Note)
First	Reference Asset A: 1,300.00 (**greater than or equal to** its Contingent Interest Barrier Value; **less than** its Call Threshold Value) Reference Asset B: 2,400.00 (**greater than or equal to** its Contingent Interest Barrier Value; **less than** its Call Threshold Value)	$25.00 (Contingent Interest Payment)
Second through Fourth	Reference Asset A: Various (all **greater than** its Contingent Interest Barrier Value, **less than** its Call Threshold Value) Reference Asset B: Various (all **greater than** its Contingent Interest Barrier Value, **less than** its Call Threshold Value)	$75.00 (Aggregate Contingent Interest Payments)
Final Valuation Date	Reference Asset A: 1,070.00 (**greater than** its Barrier Value and Contingent Interest Barrier Value, **less than** its Initial Value) Reference Asset B: 1,900.00 (**greater than** its Barrier Value and Contingent Interest Barrier Value, **less than** its Initial Value)	$1,000 (Principal Amount) + $25.00 (Contingent Interest Payment) $1,025.00 (Total Payment on Maturity Date)

If the Closing Value of each Reference Asset on each of the first through fourth Contingent Interest Observation Dates is greater than or equal to its Contingent Interest Barrier Value and less than its Call Threshold Value on each Call Observation Date, we will pay the Contingent Interest Payment on the applicable Contingent Interest Payment Date and the Notes will not be subject to an automatic call. Because a Barrier Event does not occur, then on the Maturity Date we will pay you a cash payment equal to $1,025.00 per Note, reflecting the Principal Amount plus the applicable Contingent Interest Payment. When added to the Contingent Interest Payments of $100.00 paid in respect of the prior Contingent Interest Payment Dates, the Bank will have paid you a total of $1,125.00 per Note, a return of 12.50% per Note.

Example 4 — **A Barrier Event Occurs, the Closing Value of Each Reference Asset is Greater than or Equal to its Contingent Interest Barrier Value on Some But Not All of the Contingent Interest Observation Dates and the Final Value of each Reference Asset is equal to or greater than its Call Threshold Value.**

Contingent Interest and Call Observation Date	Closing Value	Payment (per Note)
First	Reference Asset A: 875.00 (**less than** its Contingent Interest Barrier Value) Reference Asset B: 1,450.00 (**less than** its Contingent Interest Barrier Value)	$0.00
Second through Fourth	Reference Asset A: Various (**greater than** its Barrier Value and Contingent Interest Barrier Value, **less than** its Call Threshold Value) Reference Asset B: Various (**greater than** its Barrier Value and Contingent Interest Barrier Value, **less than** its Call Threshold Value)	$75.00 (Aggregate Contingent Interest Payments)
Final Valuation Date	Reference Asset A: 1,700.00 (**greater than** its Barrier Value, Contingent Interest Barrier Value, and Initial Value) Reference Asset B: 2,900.00 (**greater than** its Barrier Value, Contingent Interest Barrier Value, and Initial Value)	$1,000 (Principal Amount) + $25.00 (Contingent Interest Payment) $1,025.00 (Total Payment on Maturity Date)

If the Final Value of each Reference Asset is greater than or equal to its Barrier Value, Contingent Interest Barrier Value and Initial Value, then notwithstanding the fact that a Barrier Event has occurred, on the Maturity Date we will pay you a cash payment equal to $1,025.00 per Note, reflecting the principal amount and the Contingent Interest Payment otherwise due. When added to the Contingent Interest Payments of $75.00 paid in respect of the prior Contingent Interest Payment Dates, the Bank will have paid you a total of $1,100.00 per Note, a return of 10.00% per Note.

Example 5 — **A Barrier Event Occurs, the Closing Value of Each Reference Asset is Greater than or Equal to its Contingent Interest Barrier Value on Two of the Contingent Interest Observation Dates and the Final Value of each Reference Asset is less than its Initial Value.**

Contingent Interest and Call Observation Date	Closing Value	Payment (per Note)
First and Second	Reference Asset A: Various (**greater than** its Barrier Value and Contingent Interest Barrier Value, **less than** its Call Threshold Value) Reference Asset B: Various (**greater than** its Barrier Value and Contingent Interest Barrier Value, **less than** its Call Threshold Value)	$50.00 (Aggregate Contingent Interest Payments)
Third through Fourth	Reference Asset A: Various (**less than** its Contingent Interest Barrier Value) Reference Asset B: Various (**less than** its Contingent Interest Barrier Value))	$0.00
Final Valuation Date	Reference Asset A: 1,400.00 (**greater than** its Contingent Interest Barrier Value and Barrier Value, **less than** its Initial Value) Reference Asset B: 2,000.00 (**greater than** its Contingent Interest Barrier Value and Barrier Value, **less than** its Initial Value)	= $1,000 + ($1,000 x Percentage Change) = $1,000 + ($1,000 x -20.00%) = $ 800 + $ 25.00 (Contingent Interest Payment) + $825.00 (Total Payment on Maturity Date)

Because a Barrier Event occurs and the Final Value of the Least Performing Reference Asset is less than its Initial Value, then on the Maturity Date we will pay you a cash payment equal to the Principal Amount plus the product of the Principal Amount and Least Performing Percentage Change, in addition to the Contingent Interest Payment otherwise due, for a total of $825.00 per Note. When added to the Contingent Interest Payments of $50.00 paid in respect of the prior Contingent Interest Payment Dates, the Bank will have paid you a total of $875.00 per Note, a loss of 12.50% per Note.

Example 6 — **A Barrier Event Occurs, the Closing Value of Each Reference Asset is Greater than or Equal to its Contingent Interest Barrier Value on One of the Contingent Interest Observation Dates and the Final Value of each Reference Asset is less than its Initial Value and its Contingent Interest Barrier Value.**

Contingent Interest and Call Observation Date	Closing Value	Payment (per Note)
First	Reference Asset A: 1,250.00 (**greater than** its Barrier Value and Contingent Interest Barrier Value, **less than** its Call Threshold Value) Reference Asset B: 2,050.00 (**greater than** its Barrier Value and Contingent Interest Barrier Value, **less than** its Call Threshold Value)	$25.00 (Aggregate Contingent Interest Payments)
Second through Fourth	Reference Asset A: Various (**less than** its Contingent Interest Barrier Value) Reference Asset B: Various (**less than** its Contingent Interest Barrier Value)	$0.00
Final Valuation Date	Reference Asset A: 1,300.00 (**greater than** its Contingent Interest Barrier Value and Barrier Value) Reference Asset B: 1,000.00 (**less than** its Contingent Interest Barrier Value and Barrier Value)	= $1,000 + ($1,000 x Percentage Change) = $1,000 + ($1,000 x –60.00%) = $400.00 (Total Payment on Maturity Date)

Because a Barrier Event occurs and the Final Value of the Least Performing Reference Asset is less than its Initial Value, then on the Maturity Date we will pay you a cash payment equal to the Principal Amount plus the product of the Principal Amount and Least Performing Percentage Change for a total of $400.00 per Note (you will not receive a Contingent Interest Payment with respect to the Final Valuation Date as the level of the Least Performing Reference Asset is less than its Contingent Interest Barrier Value). When added to the Contingent Interest Payment of $25.00 paid in respect of the prior Contingent Interest Payment Dates, the Bank will have paid you a total of $425.00 per Note, a loss of 57.50% per Note.

Information Regarding the Reference Assets

All disclosures contained in this document regarding the Reference Assets, including, without limitation, their make-up, methods of calculation, and changes in any Reference Asset components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Index Sponsors. Each Index Sponsor, owns the copyright and all other rights to the relevant Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the relevant Reference Asset. None of the websites referenced in the Reference Asset descriptions below, or any materials included in those websites, are incorporated by reference into this document or any document incorporated herein by reference.

We obtained the information regarding the historical performance of each Reference Asset in the graphs below from Bloomberg Professional® Service ("Bloomberg").

We have not independently verified the accuracy or completeness of the information obtained from Bloomberg. The historical performance of the Reference Asset should not be taken as an indication of its future performance, and no assurance can be given as to the Final Level of the Reference Asset. We cannot give you assurance that the performance of the Reference Asset will result in any positive return on your initial investment.

Russell 2000® Index

All disclosures contained in this pricing supplement regarding the Reference Asset, including, without limitation, its makeup, method of calculation, and changes in its components, have been derived from publicly available sources. The information reflects the policies of, and is subject to change by, the Frank Russell Company ("Russell"). Russell, which owns the copyright and all other rights to the Reference Asset, has no obligation to continue to publish, and may discontinue publication of, the Reference Asset. The consequences of Russell discontinuing publication of the Reference Asset are discussed in the section of the product prospectus supplement entitled "General Terms of the Notes— Unavailability of the Level of the Reference Asset." Neither we nor TDS accepts any responsibility for the calculation, maintenance or publication of the Reference Asset or any successor index.

Russell began dissemination of the Reference Asset (Bloomberg L.P. index symbol "RTY") on January 1, 1984 and calculates and publishes the Reference Asset. The Reference Asset was set to 135 as of the close of business on December 31, 1986. The Reference Asset is designed to track the performance of the small capitalization segment of the U.S. equity market. As a subset of the Russell 3000® Index, the Reference Asset consists of the smallest 2,000 companies included in the Russell 3000® Index. The Russell 3000® Index measures the performance of the largest 3,000 U.S. companies, representing approximately 98% of the investable U.S. equity market. The Reference Asset is determined, comprised, and calculated by Russell without regard to the Notes.

Selection of Stocks Underlying the Reference Asset

All companies eligible for inclusion in the Reference Asset must be classified as a U.S. company under Russell's country-assignment methodology. If a company is incorporated, has a stated headquarters location, and trades in the same country (American Depositary Receipts and American Depositary Shares are not eligible), then the company is assigned to its country of incorporation. If any of the three factors are not the same, Russell defines three Home Country Indicators ("HCIs"): country of incorporation, country of headquarters, and country of the most liquid exchange (as defined by a two-year average daily dollar trading volume) ("ADDTV"). Using the HCIs, Russell compares the primary location of the company's assets with the three HCIs. If the primary location of its assets matches any of the HCIs, then the company is assigned to the primary location of its assets. If there is insufficient information to determine the country in which the company's assets are primarily located, Russell will use the primary country from which the company's revenues are primarily derived for the comparison with the three HCIs in a similar manner. Russell uses the average of two years of assets or revenues data to reduce potential turnover. If conclusive country details cannot be derived from assets or revenues data, Russell will assign the company to the country of its headquarters, which is defined as the address of the company's principal executive offices, unless that country is a Benefit Driven Incorporation "BDI" country, in which case the company will be assigned to the country of its most liquid stock exchange. BDI countries include: Anguilla, Antigua and Barbuda, Aruba, Bahamas, Barbados, Belize, Bermuda, Bonaire, British Virgin Islands, Cayman Islands, Channel Islands, Cook Islands, Curacao, Faroe Islands, Gibraltar, Isle of Man, Liberia, Marshall Islands, Panama, Saba, Sint Eustatius, Sint Maarten, and Turks and Caicos Islands. For any companies incorporated or headquartered in a U.S. territory, including countries such as Puerto Rico, Guam, and U.S. Virgin Islands, a U.S. HCI is assigned.

All securities eligible for inclusion in the Reference Asset must trade on a major U.S. exchange. Bulletin board, pink-sheets, and over-the-counter ("OTC") traded securities are not eligible for inclusion. Stocks must trade at or above $1.00 on their primary exchange on the last trading day in May to be eligible for inclusion during annual reconstitution. However, in order to reduce unnecessary turnover, if an existing member's closing price is less than $1.00 on the last day of May, it will be considered eligible if the average of the daily closing prices (from its primary exchange) during the month of May is equal to or greater than $1.00. Initial public offerings are added each quarter and must have a closing price at or above $1.00 on the last day of their eligibility period in order to qualify for index inclusion. If a stock, new or existing, does not have a closing price at or above $1.00 (on its primary exchange) on the last trading day in May, but does have a closing price at or above $1.00 on another major U.S. exchange, that stock will be eligible for inclusion.

An important criteria used to determine the list of securities eligible for the Reference Asset is total market capitalization, which is defined as the market price as of the last trading day in May for those securities being considered at annual reconstitution times the total number of shares outstanding. Where applicable, common stock, non-restricted exchangeable shares and partnership units/membership interests are used to determine market capitalization. Any other form of shares such as preferred stock, convertible preferred stock, redeemable shares, participating preferred stock, warrants and rights, or trust receipts, are excluded from the calculation. If multiple share classes of common stock exist, they are combined. In cases where the common stock share classes act independently of each other (e.g., tracking stocks), each class is considered for inclusion separately. If multiple share classes exist, Russell will determine a primary trading vehicle, and the price of that primary trading vehicle (usually the most liquid) is used to calculate market capitalization.

Companies with a total market capitalization of less than $30 million are not eligible for the RTY. Similarly, companies with only 5% or less of their shares available in the marketplace are not eligible for the RTY. Royalty trusts, limited liability companies, closed-end investment companies, blank check companies, special-purpose acquisition companies, and limited partnerships are also not eligible for inclusion in the Russell U.S. Indices. Business development companies, exchange traded funds and mutual funds are also excluded. Bulletin board, pink-sheets, and OTC traded securities are not eligible for inclusion.

Annual reconstitution is a process by which the Reference Asset is completely rebuilt. Based on closing levels of the company's common stock on its primary exchange on the last trading day of May of each year, Russell reconstitutes the composition of the Reference Asset using the then existing market capitalizations of eligible companies. Reconstitution of the Reference Asset occurs on the last Friday in June or, when the last Friday in June is the 29th or 30th, reconstitution occurs on the prior Friday. In addition, Russell adds initial public offerings to the Reference Asset on a quarterly basis based on market capitalization guidelines established during the most recent reconstitution.

After membership is determined, a security's shares are adjusted to include only those shares available to the public. This is often referred to as "free float." The purpose of the adjustment is to exclude from market calculations the capitalization that is not available for purchase and is not part of the investable opportunity set.

License Agreement

The Reference Asset is a trademark of Russell and has been licensed for use by TD. The Notes are not sponsored, endorsed, sold or promoted by Russell and Russell makes no representation regarding the advisability of investing in the Notes.

Russell does not guarantee the accuracy and/or the completeness of the Reference Asset or any data included in the Reference Asset and has no liability for any errors, omissions, or interruptions in the Reference Asset. Russell makes no warranty, express or implied, as to results to be obtained by the calculation agent, holders of the Notes, or any other person or entity from the use of the Reference Asset or any data included in the Reference Asset in connection with the rights licensed under the license agreement described in this document or for any other use. Russell makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Reference Asset or any data included in the Reference Asset. Without limiting any of the above information, in no event will Russell have any liability for any special, punitive, indirect or consequential damages, including lost profits, even if notified of the possibility of these damages.

The Notes are not sponsored, endorsed, sold or promoted by Russell. Russell makes no representation or warranty, express or implied, to the owners of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Reference Asset to track general stock market performance or a segment of the same. Russell's publication of the Reference Asset in no way suggests or implies an opinion by Russell as to the advisability of investment in any or all of the stocks upon which the Reference Asset is based. Russell's only relationship to TD is the licensing of certain trademarks and trade names of Russell and of the Reference Asset, which is determined, composed and calculated by Russell without regard to TD or the Notes. Russell is not responsible for and has not reviewed the Notes nor any associated literature or publications and Russell makes no representation or warranty express or implied as to their accuracy or completeness, or otherwise. Russell reserves the right, at any time and without notice, to alter, amend, terminate or in any way change the Reference Asset. Russell has no obligation or liability in connection with the administration, marketing or trading of the Notes.

"Russell 2000®" and "Russell 3000®" are registered trademarks of Russell in the U.S. and other countries.

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Values of the RTY for each quarter in the period from January 1, 2008 through October 29, 2018. On October 29, 2018, the Closing Value of the RTY was 1,477.306. The historical performance of the RTY should not be taken as an indication of its future performance, and no assurance can be given as to the market value of the RTY on any Call Observation Date or Contingent Interest Observation Date (including the Final Valuation Date).

We obtained the information regarding the historical performance of the RTY in the chart below from Bloomberg and have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

QUARTER ENDING	QUARTER CLOSING HIGH	QUARTER CLOSING LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER CLOSING HIGH	QUARTER CLOSING LOW	QUARTER CLOSE
March 31, 2008	753.554	643.966	687.967	September 30, 2013	1,078.409	989.535	1,073.786
June 30, 2008	763.266	686.073	689.659	December 31, 2013	1,163.637	1,043.459	1,163.637
September 30, 2008	754.377	657.718	679.583	March 31, 2014	1,208.651	1,093.594	1,173.038
December 31, 2008	671.590	385.308	499.453	June 30, 2014	1,192.964	1,095.986	1,192.964
March 31, 2009	514.710	343.260	422.748	September 30, 2014	1,208.150	1,101.676	1,101.676
June 30, 2009	531.680	429.158	508.282	December 31, 2014	1,219.109	1,049.303	1,204.696
September 30, 2009	620.695	479.267	604.278	March 31, 2015	1,266.373	1,154.709	1,252.772
December 31, 2009	634.072	562.395	625.389	June 30, 2015	1,295.799	1,215.417	1,253.947
March 31, 2010	690.303	586.491	678.643	September 30, 2015	1,273.328	1,083.907	1,100.688
June 30, 2010	741.922	609.486	609.486	December 31, 2015	1,204.159	1,097.552	1,135.889
September 30, 2010	677.642	590.034	676.139	March 31, 2016	1,114.028	953.715	1,114.028
December 31, 2010	792.347	669.450	783.647	June 30, 2016	1,188.954	1,089.646	1,151.923
March 31, 2011	843.549	773.184	843.548	September 30, 2016	1,263.438	1,139.453	1,251.646
June 30, 2011	865.291	777.197	827.429	December 30, 2016	1,388.073	1,156.885	1,357.130
September 30, 2011	858.113	643.421	644.156	March 31, 2017	1,413.635	1,345.598	1,385.920
December 30, 2011	765.432	609.491	740.916	June 30, 2017	1,425.985	1,345.244	1,415.359
March 30, 2012	846.129	747.276	830.301	September 29, 2017	1,490.861	1,356.905	1,490.861
June 29, 2012	840.626	737.241	798.487	December 29, 2017	1,548.926	1,464.095	1,535.511
September 28, 2012	864.697	767.751	837.450	March 30, 2018	1,610.706	1,463.793	1,529.427
December 31, 2012	852.494	769.483	849.350	June 30, 2018	1,706.985	1,492.531	1,643.069
March 29, 2013	953.068	872.605	951.542	September 30, 2018	1,740.753	1,653.132	1,696.571
June 28, 2013	999.985	901.513	977.475	October 29, 2018*	1,672.992	1,468.698	1,477.306

*This document includes information for the fourth quarter of 2018 for the period from October 1, 2018 through October 29, 2018. Accordingly, the "Quarterly Closing High," "Quarterly Closing Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

The graph below sets forth the information relating to historical performance of the RTY. The graph below shows the daily historical Closing Values of the RTY from January 1, 2008 through October 29, 2018. The dotted red line represents the Contingent Interest Barrier Value and the Barrier Value of 1,034.114, which is equal to 70.00% of the Initial Value.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

S&P 500® Index

The S&P 500® Index (the "SPX") includes a representative sample of 500 companies in leading industries of the U.S. economy. The 500 companies are not the 500 largest companies listed on the NYSE and not all 500 companies are listed on the NYSE. The Index Sponsor with respect to the SPX, S&P Dow Jones Indices LLC, chooses companies for inclusion in the SPX with an aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the U.S. equity market. Although the SPX contains 500 constituent companies, at any one time it may contain greater than 500 constituent trading lines since some companies included in the SPX prior to July 31, 2017 may be represented by multiple share class lines in the SPX. The SPX is calculated, maintained and published by the Index Sponsor and is part of the S&P Dow Jones Indices family of indices. Additional information is available on the following websites: us.spindices.com/indices/equity/sp-500 and spdji.com/. We are not incorporating by reference the websites or any material they include in this document.

The Index Sponsor intends for the SPX to provide a performance benchmark for the large-cap U.S. equity markets. Constituent changes are made on an as-needed basis and there is no schedule for constituent reviews. Constituent changes are generally announced one to five business days prior to the change. Relevant criteria for additions to the SPX that are employed by the Index Sponsor include: the company proposed for addition should have an unadjusted company market capitalization of $6.1 billion or more (for spin-offs, eligibility is determined using when-issued prices, if available); using composite pricing and volume, the ratio of annual dollar value traded in the proposed constituent to float-adjusted market capitalization of that company should be 1.00 or greater and the stock should trade a minimum of 250,000 shares in each of the six months leading up to the evaluation date; the company must be a U.S. company (characterized as a Form 10-K filer with its U.S. portion of fixed assets and revenues constituting a plurality of the total and with a primary listing of the common stock on the NYSE, NYSE Arca, NYSE American (formerly NYSE MKT), NASDAQ Global Select Market, NASDAQ Select Market, NASDAQ Capital Market, Bats BZX, Bats BYX, Bats EDGA, Bats EDGX or IEX (each, an "eligible exchange")); the proposed constituent has a public float of 50% or more of its stock; the inclusion of the company will contribute to sector balance in the SPX relative to sector balance in the market in the relevant market capitalization range; financial viability (the sum of the most recent four consecutive quarters' Generally Accepted Accounting Principles (GAAP) earnings (net income excluding discontinued operations) should be positive as should the most recent quarter); and, for IPOs, the company must be traded on an eligible exchange for at least twelve months. In addition, constituents of the S&P MidCap 400® Index and the S&P SmallCap 600® Index can be added to the SPX without meeting the financial viability, public float and/or liquidity eligibility criteria if the S&P Index Committee decides that such an addition will enhance the representativeness of the SPX as a market benchmark. Certain types of organizational structures and securities are always excluded, including business development companies (BDCs), limited partnerships, master limited partnerships, limited liability companies (LLCs), OTC bulletin board issues, closed-end funds, ETFs, ETNs, royalty trusts, tracking stocks, preferred stock and convertible preferred stock, unit trusts, equity warrants, convertible bonds, investment trusts, rights and American depositary receipts (ADRs). SPX Constituents are deleted from the SPX when they are involved in mergers, acquisitions or significant restructurings such that they no longer meet the inclusion criteria, and when they substantially violate one or more of the addition criteria. SPX Constituents that are delisted or moved to the pink sheets or the bulletin board are removed, and those that experience a trading halt may be retained or removed in the Index Sponsor's discretion. The Index Sponsor evaluates additions and deletions with a view to maintaining SPX continuity.

For constituents included in the SPX prior to July 31, 2017, all publicly listed multiple share class lines are included separately in the SPX, subject to, in the case of any such share class line, that share class line satisfying the liquidity and float criteria discussed above and subject to certain exceptions. It is possible that one listed share class line of a company may be included in the SPX while a second listed share class line of the same company is excluded. For companies that issue a second publicly traded share class to the SPX share class holders, the newly issued share class line is considered for inclusion if the event is mandatory and the market capitalization of the distributed class is not considered to be de minimis.

As of July 31, 2017, companies with multiple share class lines are no longer eligible for inclusion in the S&P 500® Index. Constituents of the S&P 500® Index prior to July 31, 2017 with multiple share class lines will be grandfathered in and continue to be included in the S&P 500® Index. If a constituent company of the S&P 500® Index reorganizes into a multiple share class line structure, that company will be reviewed for continued inclusion in the S&P 500® Index at the discretion of the S&P Index Committee.

As of September 28, 2018, the 500 companies included in the SPX were divided into eleven Global Industry Classification Sectors. The Global Industry Classification Sectors include (with the approximate percentage currently included in such sectors indicated in parentheses): Information Technology (21.0%), Health Care (15.0%), Financials (13.3%), Consumer Discretionary (10.3%), Communication Services (10.0%), Industrials (9.7%), Consumer Staples (6.7%), Energy (6.0%), Utilities (2.8%), Real Estate (2.7%) and Materials (2.4%). (Sector designations are determined by the Index Sponsor using criteria it has selected or developed. Index sponsors may use very different standards for determining sector designations. In addition, many companies operate in a number of sectors, but are listed in only one sector and the basis on which that sector is selected may also differ. As a result, sector comparisons between indices with different index sponsors may reflect differences in methodology as well as actual differences in the sector composition of the indices.) As of September 28, 2018, the Index Sponsor and MSCI, Inc. updated the Global Industry Classification Sector structure. Among other things, the update broadened the previous Telecommunications Services sector and renamed it the Communication Services sector. The renamed sector includes the previous telecommunication companies, as well as companies selected from the Consumer Discretionary sector previously classified under the Media Industry group and the Internet & Direct Marketing Retail sub-industry, along with select companies previously classified in the Information Technology sector. Further, companies that operate online marketplaces for consumer products and services are included under the Internet & Direct Marketing sub-industry of the Consumer Discretionary sector, regardless of whether they hold inventory.

Calculation of the SPX

The SPX is calculated using a base-weighted aggregative methodology. The level of the SPX on any day for which a level is published is determined by a fraction, the numerator of which is the aggregate of the market price of each SPX Constituent *times* the number of shares of such Reference Asset Constituent, and the denominator of which is the divisor, which is described more fully below. The "market value" of any Reference Asset Constituent is the *product* of the market price per share of that Reference Asset Constituent *times* the number of the then-outstanding shares of such Reference Asset Constituent that are then included in the SPX.

The SPX is also sometimes called a "base-weighted aggregative index" because of its use of a divisor. The "divisor" is a value calculated by the Index Sponsor that is intended to maintain conformity in the SPX levels over time and is adjusted for all changes in the Reference Asset Constituents' share capital after the "base date" as described below. The level of the SPX reflects the total market value of all Reference Asset Constituents relative to the SPX's base date of 1941-43.

In addition, the SPX is float-adjusted, meaning that the share counts used in calculating the SPX reflect only those shares available to investors rather than all of a company's outstanding shares. The Index Sponsor seeks to exclude shares held by certain shareholders concerned with the control of a company, a group that generally includes the following: officers and directors and related individuals whose holdings are publicly disclosed, private equity, venture capital, special equity firms, publicly traded companies that hold shares for control in another company, strategic partners, holders of restricted shares, employee stock ownership plans, employee and family trusts, foundations associated with the company, holders of unlisted share classes of stock, government entities at all levels (except government retirement or pension funds) and any individual person listed as a 5% or greater stakeholder in a company as reported in regulatory filings (collectively, "control holders"). To this end, the Index Sponsor excludes all share-holdings (other than depositary banks, pension funds, mutual funds, exchange-traded fund providers, 401(k) plans of the company, government retirement and pension funds, investment funds of insurance companies, asset managers and investment funds, independent foundations, savings plans and investment plans) with a position greater than 5% of the outstanding shares of a company from the float-adjusted share count to be used in SPX calculations.

The exclusion is accomplished by calculating an Investable Weight Factor (IWF) for each Reference Asset Constituent that is part of the numerator of the float-adjusted index fraction described above:

IWF = (available float shares)/(total shares outstanding)

where available float shares is defined as total shares outstanding less shares held by control holders. In most cases, an IWF is reported to the nearest one percentage point. For companies with multiple share class lines, a separate IWF is calculated for each share class line.

Maintenance of the SPX

In order to keep the SPX comparable over time the Index Sponsor engages in a SPX maintenance process. The SPX maintenance process involves changing the constituents as discussed above, and also involves maintaining quality assurance processes and procedures, adjusting the number of shares used to calculate the SPX, monitoring and completing the adjustments for company additions and deletions, adjusting for stock splits and stock dividends and adjusting for other corporate actions. In addition to its daily governance of indices and maintenance of the SPX methodology, at least once within any 12 month period, the S&P Index Committee reviews the SPX methodology to ensure the SPX continues to achieve the stated objective, and that the data and methodology remain effective. The S&P Index Committee may at times consult with investors, market participants, security issuers included in or potentially included in the SPX, or investment and financial experts.

Divisor Adjustments

The two types of adjustments primarily used by the Index Sponsor are divisor adjustments and adjustments to the number of shares (including float adjustments) used to calculate the SPX. Set forth below is a table of certain corporate events and their resulting effect on the divisor and the share count. If a corporate event requires an adjustment to the divisor, that event has the effect of altering the market value of the affected Reference Asset Constituent and consequently of altering the aggregate market value of the Reference Asset Constituents following the event. In order that the level of the SPX not be affected by the altered market value (which could be an increase or decrease) of the affected Reference Asset Constituent, the Index Sponsor generally derives a new divisor by dividing the post-event market value of the Reference Asset Constituents by the pre-event SPX level, which has the effect of reducing the SPX's post-event level to the pre-event level.

Changes to the Number of Shares of a Constituent

The SPX maintenance process also involves tracking the changes in the number of shares included for each of the Reference Asset Constituents. The timing of adjustments to the number of shares depends on the type of event causing the change, and whether the change represents 5% or more of the total share count (for companies with multiple share class lines, the 5% threshold is based on each individual share class line rather than total company shares). Changes as a result of mergers or acquisitions are implemented when the transaction occurs. At the Index Sponsor's discretion, however, de minimis merger and acquisition changes may be accumulated and implemented with the updates made at the quarterly share updates as described below. Changes in a constituent's total shares of 5% or more due to public offerings (which must be underwritten, have a publicly available prospectus or prospectus summary filed with the Securities and Exchange Commission and include a public confirmation that the offering has been completed) are implemented as soon as reasonably possible. Other changes of 5% or more are made weekly and are announced on Fridays for implementation after the close of trading on the following Friday. For changes of less than 5%, on the third Friday of the last month in each calendar quarter, the Index Sponsor updates the share totals of companies in the SPX as required by any changes in the number of shares outstanding. The Index Sponsor implements a share / IWF freeze beginning after the market close on the Tuesday preceding the second Friday of each quarterly rebalancing month and ending after the market close on the third Friday of the quarterly rebalancing month. During this frozen period, shares and IWFs are not changed except for certain corporate action events (merger activity, stock splits and rights offerings).

Adjustments for Corporate Actions

There is a large range of corporate actions that may affect companies included in the SPX. Certain corporate actions require the Index Sponsor to recalculate the share count or the float adjustment or to make an adjustment to the divisor to prevent the level of the SPX from changing as a result of the corporate action. This helps ensure that the movement of the SPX does not reflect the corporate actions of individual companies in the SPX.

Spin-Offs

As a general policy, a spin-off security is added to the SPX at a zero price at the market close of the day before the ex-date (with no divisor adjustment). The spin-off security will remain in the SPX if it meets all eligibility criteria. If the spin-off security is determined ineligible to remain in the SPX, it will generally be removed after at least one day of regular way trading (with a divisor adjustment). If there is a gap between the ex-date and distribution date (or payable date), or if the spin-off security does not trade regular way on the ex-date, the spin-off security is kept in the SPX until the spin-off security begins trading regular way.

Several additional types of corporate actions, and their related adjustments, are listed in the table below.

Corporate Action	Share Count Revision Required?	Divisor Adjustment Required?
Stock split	Yes – share count is revised to reflect new count.	No – share count and price changes are off-setting
Change in shares outstanding (secondary issuance, share repurchase and/or share buy-back)	Yes – share count is revised to reflect new count.	Yes
Special dividends	No	Yes – calculation assumes that share price drops by the amount of the dividend; divisor adjustment reflects this change in index market value
Change in IWF	No	Yes – divisor change reflects the change in market value caused by the change to an IWF
Company added to or deleted from the SPX	No	Yes – divisor is adjusted by the net change in market value, calculated as the shares issued multiplied by the price paid
Rights Offering	No	Yes – divisor adjustment reflects increase in market capitalization (calculation assumes that offering is fully subscribed)

Recalculation Policy

The Index Sponsor reserves the right to recalculate and republish the SPX at its discretion in the event one of the following issues has occurred: (1) incorrect or revised closing price of one or more constituent securities; (2) missed corporate event; (3) incorrect application of corporate action or SPX methodology; (4) late announcement of a corporate event; or (5) incorrect calculation or data entry error. The decision to recalculate the SPX is made at the discretion of the index manager and/or index committee, as further discussed below. The potential market impact or disruption resulting from the potential recalculation is considered when making any such decision. In the event of an incorrect closing price, a missed corporate event or a misapplied corporate action, a late announcement of a corporate event, or an incorrect calculation or data entry error that is discovered within two trading days of its occurrence, the index manager may, at his or her discretion, recalculate the SPX without involving the index committee. In the event any such event is discovered beyond the two trading day period, the index committee shall decide whether the SPX should be recalculated. In the event of an incorrect application of the methodology that results in the incorrect composition and/or weighting of Reference Asset Constituents, the index committee shall determine whether or not to recalculate the SPX following specified guidelines. In the event that the SPX is recalculated, it shall be done within a reasonable timeframe following the detection and review of the issue.

Calculations and Pricing Disruptions

Closing levels for the SPX are calculated by the Index Sponsor based on the closing price of the individual constituents of the SPX as set by their primary exchange. Closing prices are received by the Index Sponsor from one of its third party vendors and verified by comparing them with prices from an alternative vendor. The vendors receive the closing price from the primary exchanges. Real-time intraday prices are calculated similarly without a second verification. Prices used for the calculation of real time SPX levels are based on the "Consolidated Tape". The Consolidated Tape is an aggregation of trades for each constituent over all regional exchanges and trading venues and includes the primary exchange. If there is a failure or interruption on one or more exchanges, real-time calculations will continue as long as the "Consolidated Tape" is operational.

If an interruption is not resolved prior to the market close, official closing prices will be determined by following the hierarchy set out in NYSE Rule 123C. A notice is published on the S&P website at *spdji.com* indicating any changes to the prices used in SPX calculations. In extreme circumstances, the Index Sponsor may decide to delay SPX adjustments or not publish the SPX. Real-time indices are not restated.

Unexpected Exchange Closures

An unexpected market/exchange closure occurs when a market/exchange fully or partially fails to open or trading is temporarily halted. This can apply to a single exchange or to a market as a whole, when all of the primary exchanges are closed and/or not trading. Unexpected market/exchange closures are usually due to unforeseen circumstances, such as natural disasters, inclement weather, outages, or other events.

To a large degree, the Index Sponsor is dependent on the exchanges to provide guidance in the event of an unexpected exchange closure. The Index Sponsor's decision making is dependent on exchange guidance regarding pricing and mandatory corporate actions.

NYSE Rule 123C provides closing contingency procedures for determining an official closing price for listed securities if the exchange is unable to conduct a closing transaction in one or more securities due to a system or technical issue.

3:00 PM ET is the deadline for an exchange to determine its plan of action regarding an outage scenario. As such, the Index Sponsor also uses 3:00 PM ET as the cutoff.

If all major exchanges fail to open or unexpectedly halt trading intraday due to unforeseen circumstances, the Index Sponsor will take the following actions:

Market Disruption Prior to Open of Trading:

(i) If all exchanges indicate that trading will not open for a given day, the Index Sponsor will treat the day as an unscheduled market holiday. The decision will be communicated to clients as soon as possible through the normal channels. Indices containing multiple markets will be calculated as normal, provided that at least one market is open that day. Indices which only contain closed markets will not be calculated.

(ii) If exchanges indicate that trading, although delayed, will open for a given day, the Index Sponsor will begin index calculation when the exchanges open.

Market Disruption Intraday:

(i) If exchanges indicate that trading will not resume for a given day, the SPX level will be calculated using prices determined by the exchanges based on NYSE Rule 123C. Intraday SPX levels will continue to use the last traded composite price until the primary exchange publishes official closing prices.

License Agreement

S&P® is a registered trademark of Standard & Poor's Financial Services LLC and Dow Jones® is a registered trademark of Dow Jones Trademark Holdings LLC ("Dow Jones"). These trademarks have been licensed for use by the Index Sponsor. "Standard & Poor's®," "S&P 500®" and "S&P®" are trademarks of Standard & Poor's Financial Services LLC. These trademarks have been sublicensed for certain purposes by us. The SPX is a product of the Index Sponsor and/or its affiliates and has been licensed for use by us.

The Notes are not sponsored, endorsed, sold or promoted by the Index Sponsor, Standard & Poor's Financial Services LLC or any of their respective affiliates (collectively, "S&P Dow Jones Indices"). S&P Dow Jones Indices make no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the SPX to track general market performance. S&P Dow Jones Indices' only relationship to us with respect to the SPX is the licensing of the SPX and certain trademarks, service marks and/or trade names of S&P Dow Jones Indices and/or its third party licensors. The SPX is determined, composed and calculated by S&P Dow Jones Indices without regard to us or the Notes. S&P Dow Jones Indices have no obligation to take our needs or the needs of holders of the Notes into consideration in determining, composing or calculating the SPX. S&P Dow Jones Indices are not responsible for and have not participated in the determination of the prices, and amount of the Notes or the timing of the issuance or sale of the Notes or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P Dow Jones Indices have no obligation or liability in connection with the administration, marketing or trading of the Notes. There is no assurance that investment products based on the SPX will accurately track SPX performance or provide positive investment returns. S&P and its subsidiaries are not investment advisors. Inclusion of a security or futures contract within an index is not a recommendation by S&P Dow Jones Indices to buy, sell, or hold such security or futures contract, nor is it considered to be investment advice. Notwithstanding the foregoing, CME Group Inc. and its affiliates may independently issue and/or sponsor financial products unrelated to the Notes currently being issued by us, but which may be similar to and competitive with the Notes. In addition, CME Group Inc. and its affiliates may trade financial products which are linked to the performance of the SPX. It is possible that this trading activity will affect the value of the Notes.

S&P DOW JONES INDICES DO NOT GUARANTEE THE ADEQUACY, ACCURACY, TIMELINESS AND/OR THE COMPLETENESS OF THE SPX OR ANY DATA RELATED THERETO OR ANY COMMUNICATION, INCLUDING BUT NOT LIMITED TO, ORAL OR WRITTEN COMMUNICATION (INCLUDING ELECTRONIC COMMUNICATIONS) WITH RESPECT THERETO. S&P DOW JONES INDICES SHALL NOT BE SUBJECT TO ANY DAMAGES OR LIABILITY FOR ANY ERRORS, OMISSIONS, OR DELAYS THEREIN. S&P DOW JONES INDICES MAKE NO EXPRESS OR IMPLIED WARRANTIES, AND EXPRESSLY DISCLAIMS ALL WARRANTIES, OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE OR USE OR AS TO RESULTS TO BE OBTAINED BY US, HOLDERS OF THE NOTES, OR ANY OTHER PERSON OR ENTITY FROM THE USE OF THE SPX OR WITH RESPECT TO ANY DATA RELATED THERETO. WITHOUT LIMITING ANY OF THE FOREGOING, IN NO EVENT WHATSOEVER SHALL S&P DOW JONES INDICES BE LIABLE FOR ANY INDIRECT, SPECIAL, INCIDENTAL, PUNITIVE, OR CONSEQUENTIAL DAMAGES INCLUDING BUT NOT LIMITED TO, LOSS OF PROFITS, TRADING LOSSES, LOST TIME OR GOODWILL, EVEN IF THEY HAVE BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES, WHETHER IN CONTRACT, TORT, STRICT LIABILITY, OR OTHERWISE. THERE ARE NO THIRD PARTY BENEFICIARIES OF ANY AGREEMENTS OR ARRANGEMENTS BETWEEN S&P DOW JONES INDICES AND US, OTHER THAN THE LICENSORS OF S&P DOW JONES INDICES.

Historical Information

Below is a table setting forth the quarterly high, low, and period-end Closing Values of the SPX for each quarter in the period from January 1, 2008 through October 29, 2018. On October 29, 2018, the Closing Value of the SPX was 2,641.25. The historical performance of the SPX should not be taken as an indication of its future performance, and no assurance can be given as to the market value of the SPX on any Contingent Interest Observation Date (including the Final Valuation Date) or Call Observation Date.

We obtained the information regarding the historical performance of the SPX in the chart below from Bloomberg and have not independently verified the accuracy or completeness of the information obtained from Bloomberg.

QUARTER ENDING	QUARTER CLOSING HIGH	QUARTER CLOSING LOW	QUARTER CLOSE	QUARTER ENDING	QUARTER CLOSING HIGH	QUARTER CLOSING LOW	QUARTER CLOSE
March 31, 2008	1,447.16	1,273.37	1,322.70	September 30, 2013	1,725.52	1,614.08	1,681.55
June 30, 2008	1,426.63	1,278.38	1,280.00	December 31, 2013	1,848.36	1,655.45	1,848.36
September 30, 2008	1,305.32	1,106.39	1,166.36	March 31, 2014	1,878.04	1,741.89	1,872.34
December 31, 2008	1,161.07	752.44	903.25	June 30, 2014	1,962.87	1,815.69	1,960.23
March 31, 2009	934.70	676.53	797.87	September 30, 2014	2,011.36	1,909.57	1,972.29
June 30, 2009	946.21	811.08	919.32	December 31, 2014	2,090.57	1,862.49	2,058.90
September 30, 2009	1,071.66	879.13	1,057.08	March 31, 2015	2,117.39	1,992.67	2,067.89
December 31, 2009	1,127.78	1,025.21	1,115.10	June 30, 2015	2,130.82	2,057.64	2,063.11
March 31, 2010	1,174.17	1,056.75	1,169.43	September 30, 2015	2,128.28	1,867.61	1,920.03
June 30, 2010	1,217.28	1,030.71	1,030.71	December 31, 2015	2,109.79	1,923.82	2,043.94
September 30, 2010	1,148.67	1,022.58	1,141.20	March 31, 2016	2,063.95	1,829.08	2,059.74
December 31, 2010	1,259.78	1,137.03	1,257.64	June 30, 2016	2,119.12	2,000.54	2,098.86
March 31, 2011	1,343.01	1,256.88	1,325.83	September 30, 2016	2,190.15	2,088.55	2,168.27
June 30, 2011	1,363.61	1,265.42	1,320.64	December 30, 2016	2,271.72	2,085.18	2,238.83
September 30, 2011	1,353.22	1,119.46	1,131.42	March 31, 2017	2,395.96	2,257.83	2,362.72
December 30, 2011	1,285.09	1,099.23	1,257.61	June 30, 2017	2,453.46	2,328.95	2,423.41
March 30, 2012	1,416.51	1,277.06	1,408.47	September 29, 2017	2,519.36	2,409.75	2,519.36
June 29, 2012	1,419.04	1,278.05	1,362.16	December 29, 2017	2,690.16	2,529.12	2,673.61
September 28, 2012	1,465.77	1,334.76	1,440.67	March 30, 2018	2,872.87	2,581.00	2,640.87
December 31, 2012	1,461.40	1,353.33	1,426.19	June 30, 2018	2,786.85	2,581.88	2,718.37
March 29, 2013	1,569.19	1,457.15	1,569.19	September 30, 2018	2,930.75	2,713.22	2,913.98
June 28, 2013	1,669.16	1,541.61	1,606.28	October 29, 2018*	2,925.51	2,641.25	2,641.25

*This document includes information for the fourth quarter of 2018 for the period from October 1, 2018 through October 29, 2018. Accordingly, the "Quarterly Closing High", "Quarterly Closing Low" and "Quarterly Close" data indicated are for this shortened period only and do not reflect complete data for the fourth calendar quarter of 2018.

The graph below sets forth the information relating to historical performance of the SPX. The graph below shows the daily historical Closing Values of the SPX from January 1, 2008 through October 29, 2018. The dotted red line represents the Contingent Interest Barrier Value and the Barrier Value of 1,848.875, which is equal to 70.00% of the Initial Value.



PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Supplemental Discussion of U.S. Federal Income Tax Consequences

The U.S. federal income tax consequences of your investment in the Notes are uncertain. No statutory, regulatory, judicial or administrative authority directly discusses the characterization for U.S. federal income tax purposes of securities with terms that are substantially the same as the Notes. Some of these tax consequences are summarized below, but we urge you to read the more detailed discussion under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement and to discuss the tax consequences of your particular situation with your tax advisor. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), final, temporary and proposed U.S. Treasury Department (the "Treasury") regulations, rulings and decisions, in each case, as available and in effect as of the date hereof, all of which are subject to change, possibly with retroactive effect. This discussion applies to you only if you are a U.S. holder, as defined in the product prospectus supplement. An investment in the Notes is not appropriate for non-U.S. holders and we will not attempt to ascertain the tax consequences to non-U.S. holders of the purchase, ownership or disposition of the Notes. Tax consequences under state, local and non-U.S. laws are not addressed herein. No ruling from the U.S. Internal Revenue Service (the "IRS") has been sought as to the U.S. federal income tax consequences of your investment in the Notes, and the following discussion is not binding on the IRS.

U.S. Tax Treatment. Pursuant to the terms of the Notes, TD and you agree, in the absence of a statutory or regulatory change or an administrative determination or judicial ruling to the contrary, to treat the Notes as pre-paid derivative contracts with respect to the Reference Assets. If your Notes are so treated, any Contingent Interest Payments paid on the Notes (including any Contingent Interest Payments paid on or with respect to the Maturity Date) would be treated as ordinary income includable in income by you in accordance with your regular method of accounting for U.S. federal income tax purposes. Holders are urged to consult their tax advisors concerning the significance, and the potential impact, of the above considerations.

Upon the taxable disposition of your Notes, you generally should recognize gain or loss equal to the difference between the amount realized on such taxable disposition (adjusted for amounts or proceeds attributable to any accrued and unpaid Contingent Interest Payments, which would be treated as ordinary income) and your tax basis in the Note. Your tax basis in a Note generally should equal your cost for the Note. Such gain or loss should generally be long-term capital gain or loss if you have held your Notes for more than one year (otherwise such gain or loss should be short-term capital gain or loss if held for one year or less). The deductibility of capital losses is subject to limitations. Although uncertain, it is possible that proceeds received from the sale or exchange of your Notes prior to a Contingent Interest Observation Date, but that could be attributed to an expected Contingent Interest Payment, could be treated as ordinary income. You should consult your tax advisor regarding this risk.

Based on certain factual representations received from us, our special U.S. tax counsel, Cadwalader, Wickersham & Taft LLP, is of the opinion that it would be reasonable to treat your Notes in the manner described above. However, because there is no authority that specifically addresses the tax treatment of the Notes, it is possible that your Notes could alternatively be treated for tax purposes as a single contingent payment debt instrument, or pursuant to some other characterization, such that the timing and character of your income from the Notes could differ materially and adversely from the treatment described above, as described further under "Supplemental Discussion of U.S. Federal Income Tax Consequences – Alternative Treatments" in the product prospectus supplement.

Except to the extent otherwise required by law, TD intends to treat your Notes for U.S. federal income tax purposes in accordance with the treatment described above and under "Supplemental Discussion of U.S. Federal Income Tax Consequences" in the product prospectus supplement, unless and until such time as the Treasury and the IRS determine that some other treatment is more appropriate.

Notice 2008-2. In 2007, the IRS released a notice that may affect the taxation of holders of the Notes. According to Notice 2008-2, the IRS and the Treasury are actively considering whether the holder of an instrument similar to the Notes should be required to accrue ordinary income on a current basis, and they are seeking taxpayer comments on the subject. It is not possible to determine what guidance they will ultimately issue, if any. It is possible, however, that under such guidance, holders of the Notes will ultimately be required to accrue income currently and this could be applied on a retroactive basis. The IRS and the Treasury are also considering other relevant issues, including whether additional gain or loss from such instruments should be treated as ordinary or capital, and whether the special "constructive ownership rules" of Section 1260 of the Code should be applied to such instruments. You are urged to consult your tax advisor concerning the significance, and the potential impact, of the above considerations.

Medicare Tax on Net Investment Income. U.S. holders that are individuals, estates, and certain trusts are subject to an additional 3.8% tax on all or a portion of their "net investment income" or "undistributed net investment income" in the case of an estate or trust, which may include any income or gain with respect to the Notes, to the extent of their net investment income or undistributed net investment income (as the case may be) that when added to their other modified adjusted gross income, exceeds $200,000 for an unmarried individual, $250,000 for a married taxpayer filing a joint return (or a surviving spouse), $125,000 for a married individual filing a separate return or the dollar amount at which the highest tax bracket begins for an estate or trust. The 3.8% Medicare tax is determined in a different manner than the income tax. You should consult your tax advisors as to the consequences of the 3.8% Medicare tax to your investment in the Notes.

Specified Foreign Financial Assets. U.S. holders may be subject to reporting obligations with respect to their Notes if they do not hold their Notes in an account maintained by a financial institution and the aggregate value of their Notes and certain other "specified foreign financial assets" (applying certain attribution rules) exceeds an applicable threshold. Significant penalties can apply if a U.S. holder is required to disclose its Notes and fails to do so.

Proposed Legislation. In 2007, legislation was introduced in Congress that, if it had been enacted, would have required holders of Notes purchased after the bill was enacted to accrue interest income over the term of the Notes despite the fact that there may be no interest payments over the term of the Notes.

Furthermore, in 2013, the House Ways and Means Committee released in draft form certain proposed legislation relating to financial instruments. If it had been enacted, the effect of this legislation generally would have been to require instruments such as the Notes to be marked to market on an annual basis with all gains and losses to be treated as ordinary, subject to certain exceptions.

It is impossible to predict whether any similar or identical bills will be enacted in the future, or whether any such bill would affect the tax treatment of your Notes. You are urged to consult your tax advisor regarding the possible changes in law and their possible impact on the tax treatment of your Notes.

You are urged to consult your tax advisor concerning the application of U.S. federal income tax laws to an investment in the Notes, as well as any tax consequences of the purchase, beneficial ownership and disposition of the Notes arising under the laws of any state, local, non-U.S. or other taxing jurisdiction (including that of TD).

Supplemental Plan of Distribution (Conflicts of Interest)

We have appointed TDS, an affiliate of TD, as the Agent for the sale of the Notes. Pursuant to the terms of a distribution agreement, TDS will purchase the Notes from TD at the public offering price less the underwriting discount set forth on the cover page of this pricing supplement for distribution to other registered broker-dealers, or has offered the Notes directly to investors. TDS or other registered broker-dealers have offered the Notes at the public offering price set forth on the cover page of this pricing supplement. Certain dealers who purchase the Notes for sale to certain fee-based advisory accounts may forego some or all of their selling concessions, fees or commissions. The public offering price for investors purchasing the Notes in these accounts may be as low as $995.00 (99.50%) per Note. The underwriting discount represents the selling concessions for other dealers in connection with the distribution of the Notes. The other dealers may forgo, in their sole discretion, some or all of their selling concessions. TD will reimburse TDS for certain expenses in connection with its role in the offer and sale of the Notes, and TD will pay TDS a fee in connection with its role in the offer and sale of the Notes.

Conflicts of Interest. TDS is an affiliate of TD and, as such, has a ''conflict of interest'' in this offering within the meaning of Financial Industry Regulatory Authority, Inc. ("FINRA") Rule 5121. In addition, TD will receive the net proceeds from the initial public offering of the Notes, thus creating an additional conflict of interest within the meaning of FINRA Rule 5121. This offering of the Notes will be conducted in compliance with the provisions of FINRA Rule 5121. In accordance with FINRA Rule 5121, neither TDS nor any other affiliated agent of ours is permitted to sell the Notes in this offering to an account over which it exercises discretionary authority without the prior specific written approval of the account holder.

We, TDS, another of our affiliates or third parties may use this pricing supplement in the initial sale of the Notes. In addition, we, TDS, another of our affiliates or third parties may use this pricing supplement in a market-making transaction in the Notes after their initial sale. ***If a purchaser buys the Notes from us, TDS, another of our affiliates or third parties, this pricing supplement is being used in a market-making transaction unless we, TDS, another of our affiliates or third parties informs such purchaser otherwise in the confirmation of sale.***

Prohibition of Sales to European Economic Area Retail Investors

The Notes are not intended to be offered, sold or otherwise made available to and should not be offered, sold or otherwise made available to any retail investor in the European Economic Area ("EEA"). For these purposes, a retail investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU, as amended ("MiFID II"); (ii) a customer within the meaning of Directive 2002/92/EC, as amended, where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID II; or (iii) not a qualified investor as defined in Directive 2003/71/EC, as amended. Consequently no key information document required by Regulation (EU) No 1286/2014, as amended (the "PRIIPs Regulation"), for offering or selling the Notes or otherwise making them available to retail investors in the EEA has been prepared and therefore offering or selling the Notes or otherwise making them available to any retail investor in the EEA may be unlawful under the PRIIPs Regulation.

Additional Information Regarding the Estimated Value of the Notes

The final terms for the Notes were determined on the Pricing Date, based on prevailing market conditions on the Pricing Date, and are set forth in this pricing supplement.

The economic terms of the Notes are based on our internal funding rate (which is our internal borrowing rate based on variables such as market benchmarks and our appetite for borrowing), and several factors, including any sales commissions paid to TDS or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, estimated costs which we may incur in connection with the Notes and the estimated cost which we may incur in hedging our obligations under the Notes. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected to have an adverse effect on the economic terms of the Notes.

On the cover page of this pricing supplement, we have provided the initial estimated value for the Notes. This estimated value was determined by reference to our internal pricing models which take into account a number of variables and are based on a number of assumptions, which may or may not materialize, typically including volatility, interest rates (forecasted, current and historical rates), price-sensitivity analysis, time to maturity of the Notes, and our internal funding rate. For more information about the initial estimated value, see "Additional Risk Factors" beginning on page P-8. Because our internal funding rate generally represents a discount from the levels at which our benchmark debt securities trade in the secondary market, the use of an internal funding rate for the Notes rather than the levels at which our benchmark debt securities trade in the secondary market is expected, assuming all other economic terms are held constant, to increase the estimated value of the Notes. For more information see the discussion under "Additional Risk Factors — The Estimated Value of Your Notes Is Based on Our Internal Funding Rate."

Our estimated value of the Notes is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which the Agent may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, the Agent or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which the Agent may initially buy or sell the Notes in the secondary market, if any, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately 3 months after the Issue Date because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes which we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, including the tenor of the Notes and any agreement we may have with the distributors of the Notes. The amount of our estimated costs which we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read the "Additional Risk Factors" beginning on page P-8 of this pricing supplement.

Events of Default

The indenture provides holders of Notes with remedies if we fail to perform specific obligations, such as making payments on the Notes, or if we become bankrupt. Holders should review the applicable provisions and understand which of our actions would trigger an event of default and which actions would not.

Under the indenture, "event of default" means any of the following:

- we default in the payment of the principal of or interest on, as applicable, any note of that series and, in each case, the default continues for a period of 30 Business Days; or

- we become insolvent or bankrupt or subject to the provisions of the Winding-up and Restructuring Act (Canada), or any statute hereafter enacted in substitution therefor, as such act, or substituted act, may be amended from time to time, (ii) we go into liquidation, either voluntary or under an order of a court of competent jurisdiction or (iii) we pass a resolution for our winding-up, liquidation or dissolution (with certain exceptions).

The indenture permits the issuance of notes in one or more series, and, in many cases, whether an event of default has occurred is determined on a series by series basis. For purposes of this section, with respect to notes issued on or after September 23, 2018, "series" refers to notes having identical terms, except as to issue date, principal amount and, if applicable, the date from which interest begins to accrue.

The indenture provides that:

- if an event of default due to the default in payment of principal of or, if applicable, any premium or interest on, any series of senior notes issued under the indenture, or due to any event of default referred to in the last bullet of the preceding paragraph applicable to the senior notes of that series but not applicable to all outstanding senior notes issued under the indenture, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of the outstanding senior notes of each affected series, voting as a single class, by notice in writing to TD, may declare the principal of (or such other amount as may be specified) all senior notes of each affected series and, if applicable, interest accrued thereon to be due and payable immediately; and

- if an event of default due to specified events of bankruptcy, insolvency, winding up or liquidation of TD, occurs and is continuing, either the trustee or the holders of not less than 25% in aggregate principal amount of all outstanding senior notes issued under the senior debt indenture, treated as one class, by notice in writing to TD may declare the principal of (or such other amount as may be specified) all those senior notes and, if applicable, interest accrued thereon to be due and payable immediately.

Annulment of Acceleration and Waiver of Defaults.

In some circumstances, if any and all events of default under the indenture, other than the non-payment of the principal of the securities that has become due as a result of an acceleration, have been cured, waived or otherwise remedied, then the holders of a majority in aggregate principal amount of all series of outstanding senior notes affected, voting as one class, may annul past declarations of acceleration of or waive past defaults of the senior notes.

Differences in Events of Default

Notes issued by us prior to September 23, 2018, such as the Series A notes and the Series B notes, contain events of default that are different from those set forth above. In particular, the events of default applicable to the Series A notes and the Series B notes do not provide for a 30-business-day cure period with respect to any failure by us to pay the principal of or, if applicable, interest on those senior notes. Accordingly, if we fail to pay the principal of any series of Series A notes or Series B notes when due, the holders of such notes would be entitled to declare their securities due and payable following a 7-day cure period, whereas holders of Series C notes, Series D notes or Series E notes would not be entitled to accelerate the notes until 30 Business Days after our failure to pay the principal of the notes. In addition, if we fail to pay, if applicable, interest on any series of Series A notes or Series B notes when due, the holders of such notes would be entitled to declare their securities due and payable following a 30-calendar day cure period, whereas holders of Series C notes, Series D notes or Series E notes would not be entitled to accelerate the notes until 30 Business Days after our failure to pay, if applicable, the interest on the notes.

Validity of the Notes

In the opinion of Cadwalader, Wickersham & Taft LLP, as special products counsel to TD, when the Notes offered by this pricing supplement have been executed and issued by TD and authenticated by the trustee pursuant to the indenture and delivered, paid for and sold as contemplated herein, the Notes will be valid and binding obligations of TD, enforceable against TD in accordance with their terms, subject to applicable bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium, receivership or other laws relating to or affecting creditors' rights generally, and to general principles of equity (regardless of whether enforcement is sought in a proceeding at law or in equity). This opinion is given as of the date hereof and is limited to the laws of the State of New York. Insofar as this opinion involves matters governed by Canadian law, Cadwalader, Wickersham & Taft LLP has assumed, without independent inquiry or investigation, the validity of the matters opined on by McCarthy Tétrault LLP, Canadian legal counsel for TD, in its opinion expressed below. In addition, this opinion is subject to customary assumptions about the trustee's authorization, execution and delivery of the indenture and, with respect to the Notes, authentication of the Notes and the genuineness of signatures and certain factual matters, all as stated in the opinion of Cadwalader, Wickersham & Taft LLP dated May 31, 2016 which has been filed as Exhibit 5.3 to the registration statement on form F-3 filed by the Bank on May 31, 2016.

In the opinion of McCarthy Tétrault LLP, the issue and sale of the Notes has been duly authorized by all necessary corporate action on the part of TD, and when this pricing supplement has been attached to, and duly notated on, the master note that represents the Notes, the Notes will have been validly executed and issued and, to the extent validity of the Notes is a matter governed by the laws of the Province of Ontario, or the laws of Canada applicable therein, will be valid obligations of TD, subject to the following limitations: (i) the enforceability of the indenture is subject to bankruptcy, insolvency, reorganization, arrangement, winding up, moratorium and other similar laws of general application limiting the enforcement of creditors' rights generally; (ii) the enforceability of the indenture is subject to general equitable principles, including the fact that the availability of equitable remedies, such as injunctive relief and specific performance, is in the discretion of a court; (iii) courts in Canada are precluded from giving a judgment in any currency other than the lawful money of Canada; and (iv) the enforceability of the indenture will be subject to the limitations contained in the Limitations Act, 2002 (Ontario), and such counsel expresses no opinion as to whether a court may find any provision of the indenture to be unenforceable as an attempt to vary or exclude a limitation period under that Act. This opinion is given as of the date hereof and is limited to the laws of the Provinces of Ontario and the federal laws of Canada applicable thereto. In addition, this opinion is subject to: (i) the assumption that the senior indenture has been duly authorized, executed and delivered by, and constitutes a valid and legally binding obligation of, the trustee, enforceable against the trustee in accordance with its terms; and (ii) customary assumptions about the genuineness of signatures and certain factual matters all as stated in the letter of such counsel dated May 31, 2016, which has been filed as Exhibit 5.2 to the registration statement on form F-3 filed by TD on May 31, 2016.